Exhibit 2.03

CONFIDENTIAL

STOCK PURCHASE AGREEMENT

BY AND AMONG

MERCADOLIBRE, INC.,

CMG CLASSIFIED MEDIA GROUP, INC.

AND

THE SELLERS NAMED HEREIN

dated

December 27, 2007

i

ARTICLE V
ACTIONS PRIOR TO CLOSING DATE		30

5.1	Access to Information.	30
5.2	Notifications.	30
5.3	Consents of Third Parties.	30
5.4	Operations Prior to Closing Date.	31
5.5	Negotiations.	33
5.6	Commercially Reasonable Efforts; Further Assurances.	33

ARTICLE VI
ADDITIONAL AGREEMENTS		34

6.1	Break-Up Fee.	34
6.2	Tax Matters.	34
6.3	Employees and Employee Benefit Plans.	38
6.4	Insurance.	38
6.5	[Intentionally Omitted]	39
6.6	No Public Announcement.	39
6.7	Expenses.	39
6.8	Books and Records.	39
6.9	Restrictive Covenants.	39
6.10	Further Assurances Post-Closing.	41

ARTICLE VII
CONDITIONS TO CLOSING; TERMINATION		42

7.1	Conditions Precedent to Obligation of Buyer.	42
7.2	Conditions Precedent to Obligation of the Sellers.	43
7.3	Deliveries at the Closing.	43
7.4	Termination.	45

ARTICLE VIII
INDEMNIFICATION		47

8.1	Survival of Representations, Warranties, Covenants and Agreements.	47
8.2	General Indemnification.	47
8.3	Procedures.	49
8.4	Environmental Remediation.	51

ARTICLE IX
MISCELLANEOUS		52

9.1	Further Assurances.	52
9.2	Notices.	52
9.3	Assignment; Governing Law.	53
9.4	Amendment and Waiver.	54
9.5	Entire Agreement; No Third Party Beneficiaries.	55
9.6	Disclosure Schedules.	55
9.7	Severability.	55
9.8	Counterparts.	55
9.9	Interest.	55

ii

The following schedules and exhibits have been omitted, but will be provided to the Commission upon request.

LIST OF SCHEDULES AND EXHIBITS

Schedule1.1P	–	Permitted Encumbrances
Schedule 3.1	–	Shares in Subsidiaries, Which Are Owned by Sellers
Schedule 3.1	–	Organization and Authority
Schedule 3.3(a)	–	Capital Structure
Schedule 3.3(a)	–	Voting Trusts
Schedule 3.4(iii)	–	Consents
Schedule 3.5	–	Financial Statements
Schedule 3.7	–	No Changes
Schedule 3.7(n)	–	Dividends and Distributions
Schedule 3.8(e)	–	Obligations to indemnify lenders for taxes
Schedule 3.9(b)	–	Leased Real Property
Schedule 3.9(c)	–	Owned Personal Property
Schedule 3.9(d)	–	Leased Personal Property
Schedule 3.9(f)	–	Condemnation Proceedings
Schedule 3.10	–	Litigation
Schedule 3.11(b)	–	Permits
Schedule 3.13(a)(i)	–	Intellectual Property Assets: Marks and Fictional Names
Schedule 3.13(a)(ii)	–	Intellectual Property Assets: Internet Domain Names
Schedule 3.13 (b)(ii)	–	Opposition or Cancellation Proceedings
Schedule 3.13(b)(iii)	–	Rights in Intellectual Property: Intellectual Property Licenses (Licensee)
Schedule 3.13(b)(v)	–	Intellectual Property Employees
Schedule 3.14(a)	–	Employee Benefit Plans
Schedule 3.14(a)	–	Contributions
Schedule 3.14(f)	–	Employees
Schedule 3.16	–	Bank Accounts
Schedule 3.17	–	Material Contracts
Schedule 3.19	–	Insurance Policies and Claims
Schedule 3.20	–	Affiliate Transactions
Schedule 5.3(a)	–	Consents under Contracts
Schedule 5.3(b)	–	Consents under Permits
Schedule 5.4	–	Operations Prior to Closing Date
Schedule 6.4(a)	–	Dividend and Distribution Plan
Schedule 6.4	–	Workers Compensation Claims
Schedule 6.9(b)	–	Exceptions to Non-Compete

Exhibit A	–	Form of Employment Agreement
Exhibit B	–	Deliverables under local law
Exhibit C	–	Form of Escrow Agreement
Exhibit D	–	Form of Non-Disclosure Agreement
Exhibit E	–	Certain Resolutions of CMG
Exhibit F	–	Integration Plan Questionnaire

iii

STOCK PURCHASE AGREEMENT (the “Agreement”), dated as of the 27th day of December, 2007, by and among 2050 CAPITAL GROUP INC., a Panama corporation, ABAX GROUP INC., a Panama corporation, GABINETE DE DISEÑO INDUSTRIAL INC., a Panama corporation, STAMFORD ONE GROUP LTD., a British Virgin Islands limited company, EO FINANCIAL GROUP INC., a Panama corporation, MECK INVESTMENTS LTD., a British Virgin Islands limited company (“Meck”), CG INTERVENTURES INC., a Panama corporation, Luis Carlos Uzcategui (“Uzcategui”), an individual, Luis Miguel Molina (“Molina”), an individual, Roberto Rivas (“Rivas”), an individual, and Jorge Caldas (“Caldas”), an individual (each, a “Seller” and collectively, the “Sellers”), CMG CLASSIFIED MEDIA GROUP, INC., a company organized under the laws of the Republic of Panama (“CMG”), and MERCADOLIBRE, INC., a Delaware corporation (“Buyer”).

WITNESSETH:

A.	The Sellers own 100% of the issued and outstanding shares of the capital stock of CMG, and CMG and the Sellers collectively own, directly or indirectly, 100% of the issued and outstanding shares of the capital stock or other equity interests of the Subsidiaries of CMG.

B.	On the terms and subject to the conditions set forth in this Agreement, each of the Sellers desires to sell to Buyer, and Buyer desires to purchase from the Sellers, the Shares.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, each of the Sellers and Buyer, each intending to be legally bound hereby, agree as set forth below.

ARTICLE I

DEFINITIONS; CONSTRUCTION

1.1 Definitions. As used in this Agreement, the following terms have the meanings specified in this Section 1.1.

“Accounting Mediator” shall mean any of PriceWaterhouseCoopers, Ernst & Young or Deloitte, or another internationally recognized auditing firm that is mutually agreed upon by the parties hereto.

“Acquisition Proposal” has the meaning given that term in Section 5.5.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Person.

“Agreement” means this Stock Purchase Agreement, as it may be amended from time to time.

“Ancillary Agreements” means the Escrow Agreement, the Employment Agreements and all other agreements, documents and instruments to be executed by the parties pursuant to this Agreement.

“Annual Financial Statements” has the meaning given that term in Section 3.5.

“Balance Sheet” has the meaning given that term in Section 3.5.

“Balance Sheet Date” has the meaning given that term in Section 3.5.

“Business” has the meaning given that term in Section 6.9(b).

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

“Buyer” has the meaning given that term in the preamble to this Agreement.

“Buyer Indemnified Parties” means Buyer, Affiliates of Buyer and the officers, directors, employees, agents and representatives of any of them.

“Buyer’s Knowledge” means the actual knowledge, after due inquiry, of any of the following officers or directors of Buyer, taking into account such officer’s or director’s duties: Marcos Galperín and Nicolás Szekasy.

“Closing” has the meaning given that term in Section 2.3.

“Closing Cash Consideration” has the meaning given that term in Section 2.4.

“Closing Date” has the meaning given that term in Section 2.3.

“Closing Date Working Capital” means, as of the Closing Date, (a) the sum of the Company’s current assets; minus (b) the sum of the Company’s current liabilities (including, without limitation, any payment obligations to employees in Venezuela upon termination of their employment (such as Prestación de Antigüedad), and excluding any franchise fees owed by Grupo Veneclasificados C.A. to CMG). Closing Date Working Capital shall be calculated in accordance with the Company’s historical month end accounting practices and practices for preparing combined financial statements, including accruals for all costs and expenses, the payment of obligations by each Subsidiary independently of any other Subsidiary or CMG and the payment of obligations of Subsidiaries in Venezuela using the paralelo exchange rate instead of the oficial exchange rate.

“Closing Statement Adjustment” has the meaning given that term in Section 2.6.

“CMG” has the meaning in the preamble to this Agreement.

“Company” means, collectively and/or individually, CMG and all of its Subsidiaries.

“Company Employee” means any active employee of the Company. The term “Company Employee” does not include any individual that the Sellers or the Company characterizes as a temporary or leased employee or independent contractor.

“Company Policies” has the meaning given that term in Section 3.19(a).

“Consents” means all of the consents, permits or approvals of third parties necessary to convey, assign and transfer the Shares to Buyer or otherwise to consummate the transactions contemplated hereby.

“Contract” means any written or oral agreements, promissory note, indenture, mortgage, financial instrument, leases, licenses, instruments, or other contracts or legally binding contractual commitments to which the Company is a party or by which it is bound, including those Contracts made between the date hereof and the Closing in accordance with the terms and conditions of this Agreement., excluding purchase orders for goods or services issued or received by the Company in the ordinary course of business.

“Debt Obligation” means any Contract evidencing an obligation for Indebtedness (other than the endorsement of negotiable instruments for deposit or collection in the ordinary course of business).

“Defending Party” has the meaning given that term in Section 8.3(f).

“Disclosure Schedules” has the meaning given that term in Section 9.6.

“Employee Benefit Plan” means (i) any “employee pension benefit plan “ (as defined in Section 3(2) of ERISA, determined regardless of whether ERISA applies to such plan (ii) any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), determined regardless of whether ERISA applies to such plan, and (iii) any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including without limitation, profit-sharing, deferred compensation, bonus, change in control, stock option, share appreciation right, severance, group or individual health, dental, medical, life, welfare, salary continuation, paid time off, supplemental retirement and unemployment benefit plan, program or practice (whether or not insured) and any other employment agreement, post retirement medical or welfare, medical reimbursement, survivor benefit, insurance coverage, bonus, stock purchase, phantom stock, or other forms of incentive compensation or post-retirement compensation, in the case of each of (i), (ii) and (iii) above that has been maintained, sponsored or contributed to by the Sellers or the Company for the benefit of any director, officer, consultant or employee, whether active or terminated, of the Company (and their beneficiaries), or for which the Sellers or the Company may have had and any liability or obligation, direct or indirect, contingent or otherwise, including but not limited to a (A) each agreement with any present or former employee, retiree, director or independent contractor (or their beneficiaries, dependents or spouses) of the Company (I) the benefits of which are contingent, or terms of which are altered, upon the occurrence of a transaction involving the Company of the nature of any of the transactions contemplated by this Agreement, (II) providing any term of employment or compensation guarantee, or (III) providing severance benefits or other benefits after the termination of employment of such person; and (B) each agreement, plan or arrangement, including without limitation any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan or severance benefit plan which has subjected or could subject the Company to any liability or obligation.

“Employment Agreement” means an employment agreement by and between the Company and each of the Management Shareholders, in the form of Exhibit A.

“Encumbrance” means any encumbrances mortgage, deed of trust, other deeds to secure debt, pledge, security interest, claim, easement, lien, charge, option, restriction on transfer, conditional sale or other title retention agreement, covenants, licenses, easements, rights of way, defect in title or other encumbrances or restrictions of any nature whatsoever.

“End Date” has the meaning given that term in Section 7.4(a).

“Environment” means navigable waters, waters of the contiguous zone, ocean waters, natural resources, surface waters, ground water, wetlands, drinking water supply, land surface, subsurface strata, ambient air, both inside and outside of buildings and structures, wildlife, aquatic species, and vegetation.

“Environmental Law” means Laws relating to (a) the control of any Hazardous Materials or the protection or restoration of the Environment; and (b) the generation, manufacture, processing, use, handling, treatment, storage, disposal, Release, distribution and transportation of solid, gaseous or liquid wastes, or Hazardous Materials.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the applicable rulings and regulations thereunder.

“Escrow Account” has the meaning set forth in Section 2.5 hereof.

“Escrow Agent” has the meaning set forth in Section 2.5 hereof.

“Escrow Agreement” means that certain escrow agreement of even date herewith between the Escrow Agent, Buyer and the Sellers in the form of Exhibit C attached hereto.

“Escrow Management Consideration” has the meaning set forth in Section 2.5 hereof.

“Escrow Management Funds” has the meaning given that term in Section 2.5.

“Escrow Seller Consideration” has the meaning set forth in Section 2.5 hereof.

“Escrow Seller Funds” has the meaning given that term in Section 2.5.

“Expenses” means any and all reasonable third party expenses incurred in connection with defending any claim, action, suit or proceeding incident to any matter indemnified against hereunder (including court filing fees, court costs, arbitration fees or costs, witness fees and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, accountants and other professionals).

“Final Payment Date” has the meaning given that term in Section 2.7(c).

“Financial Statements” has the meaning given that term in Section 3.5.

“GAAP” means generally accepted accounting principles in each local jurisdiction in which the Company operates in effect for the relevant time period.

“Governing Documents” means, with respect to any Person who is not a natural Person, the certificate or articles of incorporation, organization or formation, memorandum of association, bylaws, deed of trust, formation or governing agreement and other charter documents or organizational or governing documents or instruments of such Person.

“Governmental Body” means any court or government (federal, state, local, foreign or provincial) or any political subdivision thereof, including without limitation, any department, commission, board, bureau, agency or other regulatory, administrative or governmental authority or instrumentality.

“Hazardous Materials” means (a) any regulated radioactive materials, and asbestos that is friable; (b) any petroleum or petroleum-derived substance, including oil and waste oil; and (c) any chemicals, materials or substances classified as “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous substances,” “toxic substances,” “solid waste,” “pollutant,” “contaminant,” or any other words of similar meaning under any applicable Environmental Law.

“Income Tax” means any Tax on net or gross income, profits or receipts imposed by any Governmental Body.

“Indebtedness” means (i) any indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any liabilities or obligations for the deferred purchase price of property or services with respect to which the Company is liable, contingently or otherwise, as obligor or otherwise, (iv) any commitment by which the Company assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (v) any indebtedness guaranteed in any manner by the Company (including guarantees in the form of an agreement to repurchase or reimburse), (vi) any liabilities or obligations under capitalized leases with respect to which the Company is liable, contingently or otherwise, as obligor, guarantor or otherwise or with respect to which obligations the Company assures a creditor against loss, (vii) any indebtedness or liabilities secured by an Encumbrance on the Company’s assets, and (viii) any amounts owed by the Company to any Person under any non-competition, consulting or deferred compensation arrangements.

“Indemnified Party” has the meaning given that term in Section 8.3(a).

“Indemnified Party Claim” has the meaning given that term in Section 8.3(a).

“Indemnified Party Claim Notice” has the meaning given that term in Section 8.3(a).

“Indemnifying Party” has the meaning given that term in Section 8.3(a).

“Indemnifying Party Defense Notice” has the meaning given that term in Section 8.3(c).

“Intellectual Property Assets” has the meaning given that term in Section 3.13(a).

“Intercompany Obligations” means the net of all financial obligations owed by or to the Company to or from the Sellers or their respective Affiliates (other than the Company) including, without limitation, accounts receivable, accounts payable, income taxes receivable and income taxes payable.

“Interim Financial Statements” has the meaning given that term in Section 3.5.

“Law” means any applicable statute, law, ordinance, rule, regulation, order, injunction, judgment or decree enacted, adopted, issued or promulgated by any Governmental Body.

“Leased Personal Property” has the meaning given that term in Section 3.9(d).

“Leased Real Property” has the meaning given that term in Section 3.9(b).

“Leases” means all leases, subleases, concessions and other agreements pursuant to which the Company hold any Leased Real Property, including, the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company thereunder.

“Litigation” means any claim, action, suit, investigations, arbitration, mediation, informal objections, complaint or proceeding of any nature or kind whatsoever, whether civil, criminal or administrative, at law or in equity, by or before any Governmental Body, mediator or arbitrator.

“Losses” means, without duplication, any and all losses, costs, liabilities, settlement payments, fines, penalties, damages, Expenses or other charges incurred or required to be paid.

“Management Shareholders” means, collectively, Uzcategui, Molina and Rivas.

“Marks” has the meaning given that term in Section 3.13(a).

“Material Adverse Effect” means a material adverse effect on the business, results of operation or financial condition of CMG and/or any of its Subsidiaries, individually or taken as a whole, provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect: any facts, circumstances, events, changes, effects or occurrences (i) resulting from or relating to the identity of Buyer or any of its Affiliates as the Buyer of the Company or the announcement of or execution of this Agreement or the pendency of or consummation of the transactions contemplated by this Agreement, including any loss or threatened loss of or adverse change or threatened adverse change, in each case resulting therefrom, in the relationships of the Company with its customers, suppliers, employees, or others; (ii) relating to generally applicable economic conditions (including the state of the financial, debt, credit or securities markets) or the industries in which the Company operate in general; (iii) resulting from or relating to the failure of the Company to meet internal or public projections, forecasts or estimates (provided that the underlying causes of such changes or failures may be considered in determining whether there is a Material Adverse Effect unless otherwise provided in this definition); (iv) resulting from or relating to any weather related event (provided that if the foregoing results in the destruction of a material amount of the facilities used or usable in the operations of the Company, that destruction may be considered in determining whether there is a Material Adverse Effect); or (v) resulting from or relating to compliance with the terms of this Agreement or actions of the Company or any of its Affiliates which Buyer has expressly requested or to which Buyer has expressly consented.

“Material Contracts” has the meaning given that term in Section 3.17(a).

“Non-Disclosure Agreement” means that certain non-disclosure agreement dated August 22, 2007 between the Buyer and the Sellers attached as Exhibit D hereto.

“Objections” has the meaning given that term in Section 2.7(a).

“Owned Personal Property” has the meaning given that term in Section 3.9(c).

“Party” means each of the Sellers and Buyer.

“Patents” has the meaning given that term in Section 3.13(a).

“Permits” has the meaning given that term in Section 3.11(c).

“Permitted Encumbrances” means (a) liens for Taxes and other governmental charges and assessments that are not yet due and payable, or that are being contested in good faith, (b) liens of landlords and liens of carriers, warehousemen, mechanics, materialmen and repairmen and other similar liens arising in the ordinary course of business for sums not yet due and payable (provided that Buyer’s title company agrees to insure over any such exception raised in the title commitment pertaining to such liens), (c) liens securing obligations reflected in the Financial Statements, (d) purchase money security interests, and (e) easements, rights of way, building and use restrictions, exceptions, reservations and other non-monetary encumbrances on the Leased Real Property of the Company that appear in the public real property records and that do not in any material respect adversely affect, impair or interfere with the operations of the Company, and (f) Encumbrances set forth on Schedule 1.1P.

“Person” means and includes a natural person, a corporation, an association, a partnership, a limited liability company, a trust, a joint venture, an unincorporated organization or a Governmental Body.

“Pre-Closing Period” has the meaning given that term in Section 3.8(c).

“Prime Rate” means, as of any date specified in this Agreement, the U.S. prime rate published in The Wall Street Journal.

“Proceedings” has the meaning given that term in Section 8.2(a).

“Purchase Price” has the meaning given that term in Section 2.2.

“Reasonable Best Efforts” has the meaning given that term in Section 5.6.

“Recoverable Loss” means any Losses caused by, resulting from or arising out of any single act, omission, event or circumstance (or series of related acts, omissions, events or circumstances).

“Reference Rate” means the Prime Rate plus 125 basis points.

“Related Party” means (i) any Affiliate of a Party or (ii) any officer or director of a Party or of any Person identified in clause (i) preceding.

“Release” means the release, deposit, disposal or leakage of any Hazardous Material at, into, upon, affecting or under any land, water, ground water, or air, or otherwise into the Environment, including, without limitation, by means of burial, disposal, discharge, emission, injection, spillage, leaching, dumping, pumping, pouring, escaping, emptying, placement and the like, whether intentional or unintentional.

“Restricted Period” has the meaning given that term in Section 6.9(b).

“Schedule(s)” means Disclosure Schedule(s).

“Securities Act” has the meaning given that term in Section 4.6.

“Sellers” has the meaning given that term in the preamble to this Agreement.

“Seller Indemnified Parties” means the Sellers, any Affiliates of the Sellers, and the officers, directors, employees, agents and representatives of any of them.

“Sellers’ Knowledge” means the actual knowledge, after due inquiry, of any of the following officers or directors of the Company, taking into account such officer’s or director’s duties: Luis Carlos Uzcategui, Luis Miguel Molina and Roberto Rivas.

“Shares” has the meaning given that term in Section 2.1.

“Share Transfer” has the meaning given that term in Section 2.1.

“Straddle Period” means any taxable year or period beginning before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other entity of which such Person owns, directly or indirectly, more than 50% of the outstanding voting securities or equity interests. For purposes of CMG, its Subsidiaries shall mean Venecapital Group Inc., Grupo Veneclasificados C.A., Clasificados Internacionales S.A., Colclasificados S.A., Clasificados Florida LLC and Editora CMG Colombia Ltda. Notwithstanding the foregoing, in the event that the Buyer receives a public deed satisfactory to the Buyer which evidences the definitive and final liquidation of Editora CMG Colombia Ltda., Editora CMG Colombia Ltda. shall not be included in this definition of Subsidiary.

“Tangible Personal Property” has the meaning given that term in Section 3.9(d).

“Tax” means taxes of any kind, levies or other like assessments, customs, duties, imposts, charges, surcharges or fees, including income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, license, payroll, transaction, capital, net worth and franchise taxes, estimated taxes, withholding, employment, social security, workers compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes or other governmental taxes imposed by or payable to any Governmental Body within any jurisdiction and including any interest, penalties, fines, additions to tax or other additional amounts with respect thereto.

“Tax Matters” has the meaning given that term in Section 6.2(c).

“Tax Return” means any return, declaration, form, report, claim for refund, or information return or statement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Territory” has the meaning given that term in Section 6.9(b).

“Transfer Taxes” has the meaning given that term in Section 6.2(f).

“Working Capital” means the excess of current assets over current liabilities (including, without limitation, any payment obligations to employees in Venezuela upon termination of their employment (such as Prestación de Antigüedad), and excluding any franchise fees owed by Grupo Veneclasificados C.A. to CMG). For purposes of this definition, the term “current asset” means an asset that one can reasonably expect to convert into cash, sell, or consume in operations within a single operating cycle, or within a year if more than one cycle is completed within each year.

1.2 Construction.

(a) Unless the context otherwise requires, as used in this Agreement: (i) an accounting term not otherwise defined herein has the meaning ascribed to it in accordance with GAAP; (ii) “or” is not exclusive; (iii) “including” and its variants mean “including, without limitation” and its variants; (iv) words defined in the singular have the parallel meaning in the plural and vice versa; (v) words of one gender shall be construed to apply to each gender; (vi) the terms “hereof”, “herein”, “hereby”, “hereto”, and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; and (vii) the terms “Article”, “Section”, “Exhibit” and “Schedule” refer to the specified Article, Section, Exhibit or Schedule of or to this Agreement.

(b) A reference to any Person includes such Person’s successors and permitted assigns.

(c) Any reference to “days” means calendar days unless Business Days are expressly specified.

(d) The Disclosure Schedules and Exhibits to this Agreement are incorporated herein by reference and made a part hereof for all purposes.

(e) Any references to “dollars” or “$” means dollars of the United States of America, unless expressly specified otherwise.

(f) The Sellers and Buyer, each represented by legal counsel, have each participated in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE II

THE TRANSACTION

2.1 Sale and Purchase of Shares. Upon the terms and subject to the conditions of this Agreement and in consideration of the Purchase Price, at the Closing, the Sellers shall sell, assign, transfer and deliver to Buyer, and Buyer shall purchase, accept and take delivery of, (i) all of the shares that represent 100% of the capital stock of CMG, and (ii) all shares of Subsidiaries which shares are owned by the Sellers as set forth in Schedule 2.1 (the shares described in clauses (i) and (ii) collectively, the “Shares”) (such sale, assignment, transfer and delivery, the “Share Transfer”). Each of the Sellers hereby represents to the Buyer that the shares in the Subsidiaries held by CMG, together with the shares in the Subsidiaries held by the Sellers and transferred to Buyer pursuant to this Agreement, collectively represent all of the total issued and outstanding capital stock of the Subsidiaries. The certificates representing the Shares shall be duly endorsed, or accompanied by stock powers duly endorsed, by the Sellers for transfer to Buyer. The Shares shall be transferred free and clear of all Encumbrances.

2.2 Purchase Price. Subject to Section 2.5, the aggregate purchase price for the Shares shall be US$19,000,000 (the “Purchase Price”) to be paid as provided under Section 2.4.

2.3 Closing. Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to Section 7.4, and subject to the satisfaction or waiver of all of the conditions set forth in Article VII, the closing of the Share Transfer (the “Closing”) shall take place at 10:00 A.M., Miami, Florida time, at the offices of Hunton & Williams LLP, 1111 Brickell Avenue, Miami, Florida 33131, within three (3) Business Days following satisfaction or waiver of the conditions set forth in Article VII hereof, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions, or at such other date, time or place as the Parties shall agree in writing, but in any event no later than February 12, 2008 (the “Closing Date”), unless such Closing Date is extended by mutual written agreement of the Parties. Notwithstanding the foregoing, Buyer will attempt to close the transactions contemplated by this Agreement on or before January 31, 2008, but Buyer’s failure to close by such date shall not be considered a breach of this Agreement. The Closing shall be effective as of 12:01 a.m. on the Closing Date.

2.4 Payment.

(a) Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer shall pay the full amount of the Purchase Price by wire transfer of immediately available funds to an account designated by the Sellers in writing at least one (1) Business Day prior to the Closing.

(b) At their sole cost and expense, Sellers shall cause all Debt Obligations of the Company to be repaid in full or canceled prior to or at Closing. For avoidance of doubt, as of the Closing, the Company will have debt which the Company will have incurred in its ordinary course of business consistent with past practice, which debt shall not be required to be paid in full as of Closing, but which shall be taken into account in connection with the implementation of Section 2.6 and Section 2.7.

2.5 Escrow Funds; Escrow Shares.

(a) On the Closing Date, an aggregate of One Million One Hundred Thousand Dollars (US$1,100,000) of the Purchase Price (the “Escrow Seller Consideration”), shall be placed into an escrow account (the “Escrow Account”) with Hunton & Williams LLP (the “Escrow Agent”) to be held in escrow pursuant to the Escrow Agreement for a period of twelve (12) months after the Closing Date. Upon the Closing, the Escrow Seller Consideration shall be retained in the Escrow Account pursuant to the terms and subject to the conditions of the Escrow Agreement in order to secure indemnification obligations of the Sellers pursuant to Article VIII. The Escrow Seller Consideration plus any interest accrued thereon (in aggregate, the “Escrow Seller Funds”) shall be paid to the Sellers or Buyer subject to the terms of the Escrow Agreement. Notwithstanding the foregoing, on and as of the date that is twelve (12) months following the Closing Date, the Sellers and Buyer shall direct the release to the Sellers (or their designee(s)) from the Escrow Seller Consideration an amount equal to the Escrow Seller Funds less the amount of any claims by Buyer for indemnification pursuant to and subject to the provisions of Article VIII outstanding and unpaid as of such date, if any. To the extent not all of the Escrow Seller Funds are paid to Sellers on the date that is twelve (12) months following the Closing Date because of the existence of outstanding and unpaid indemnification claims as set forth above, such remaining funds will be paid to Sellers and/or Buyer, as applicable, immediately upon the final resolution of such pending claims, except as otherwise may be provided in the Escrow Agreement.

(b) On the Closing Date, an aggregate of twenty percent (20%) of the Purchase Price payable to each of 2050 Capital Group Inc., Abax Group Inc. and Gabinete de Diseño Industrial Inc. (the “Escrow Management Consideration”), shall be placed into the Escrow Account to be held in escrow pursuant to the Escrow Agreement for a period of twelve (12) months after the Closing Date. Upon the Closing, the Escrow Management Consideration shall be retained in the Escrow Account pursuant to the terms and subject to the conditions of the Escrow Agreement in order to secure the obligations of the Management Shareholders pursuant to each of their respective Employment Agreements and Section 6.3 in this Agreement. The Escrow Management Consideration plus any interest accrued thereon (in aggregate, the “Escrow Management Funds”) shall be paid to the Management Shareholders or Buyer subject to the terms of the Escrow Agreement. Notwithstanding the foregoing, on and as of the date that is twelve (12) months following the Closing Date, the Management Shareholders and Buyer shall direct the release to the Management Shareholders (or their designee(s)) from the Escrow Management Consideration an amount equal to (i) the Escrow Management Funds less (ii) the amount of any claims by Buyer pursuant to and subject to the provisions of the Employment Agreements, pursuant to the terms and subject to the conditions set forth in this Agreement, the Employment Agreements and the Escrow Agreement. To the extent not all of the Escrow Management Funds are paid to the Management Shareholders on the date that is twelve (12) months following the Closing Date because of the existence of outstanding and unpaid claims pursuant to the Employment Agreements and Section 6.3 in this Agreement, such remaining funds will be paid to the Management Shareholders and/or Buyer, as applicable, immediately upon the final resolution of the aforesaid pending claims, except as otherwise may be provided in the Escrow Agreement.

(c) All escrow fees charged by the Escrow Agent or arising out of the Closing shall be paid one-half (1/2) by the Sellers and one-half (1/2) by Buyer.

2.6 Closing Statement Adjustment After the Closing, a payment shall be made based on the final determination of the Closing Date Working Capital in accordance with Section 2.7. If the Closing Date Working Capital is greater than zero, the Buyer will pay the difference to Sellers in accordance with Section 2.7; and if the Closing Date Working Capital is less than zero, Sellers will pay the difference to the Buyer in accordance with Section 2.7. The amount to be paid as provided in this Section 2.6 is referred to as the “Closing Statement Adjustment”.

2.7 Procedures for Calculating and Paying the Closing Statement Adjustment.

(a) Calculation. As soon as practicable after the Closing Date, but in no event earlier than the 30th day after the Closing Date or later than the 60th day after the Closing Date, Buyer shall prepare or cause to be prepared, and shall deliver to Sellers a written calculation of the Closing Date Working Capital with reasonable specificity. If Sellers shall have any objections to Buyer’s calculation of the Closing Date Working Capital, Sellers shall provide notice to Buyer (a “Dispute Notice”) no later than fifteen (15) Business Days after Buyer’s delivery of the Closing Date Working Capital calculation, setting forth with reasonable specificity its objections (the “Objections”). Thereafter, Buyer and Sellers shall endeavor in good faith, for a period not to exceed fifteen (15) Business Days from the date of delivery of the Dispute Notice, to resolve the Objections.

(b) Dispute Resolution. If at the end of the fifteen (15) Business Day period there are any unresolved Objections, Sellers and Buyer shall submit the calculation and resolution of such unresolved Objections to an Accounting Mediator. The Accounting Mediator shall be instructed to resolve the Objections and such resolution shall be (i) set forth in writing and signed by the Accounting Mediator, (ii) delivered to Buyer and Sellers as soon as practicable after the Objections are submitted to the Accounting Mediator but not later than the 30th day after such submission, (iii) made in accordance with this Agreement, and (iv) conclusive and binding on the Parties on the date of delivery of such resolution. The Accounting Mediator shall only be authorized on any one issue to decide in favor of and choose the position of either of the Parties or to decide upon a compromise position between the ranges presented by the Parties to the Accounting Mediator. The Accounting Mediator shall base its decision solely upon the presentations of the Parties to the Accounting Mediator at a hearing held before the Accounting Mediator and upon any materials made available by either Party and not upon independent review. The costs and fees of the Accounting Mediator, but not the preparation and attorneys’ fees of the other Party, shall be borne by each Party in inverse proportion to the extent to which the Accounting Mediator decides in favor of such Party.

(c) Payment. Payment of the Closing Statement Adjustment shall be made by Buyer or Sellers, as the case may be, to the other Party in United States dollars, (i) in the case of the Buyer by wire transfer of immediately available funds to the Sellers to the wire transfer address that the Seller designates in writing, in each case on the fifth (5th) Business Day following the date on which the period for Objections has expired, or, if any Objections are asserted, on the fifth Business Day following the date on which the procedures for resolution of the Objections as set forth in this Section 2.7 have been resolved in favor of Sellers, and (ii) and in the case of the Sellers by withdrawing the amount of the Closing Statement Adjustment from the Escrow Seller Funds in the Escrow Account, in each case on the fifth (5th) Business Day following the date on which the period for Objections has expired or, if any Objections are asserted, on the fifth Business Day following the date on which the procedures for resolution of the Objections as set forth in this Section 2.7 have been resolved in favor of Buyer (the “Final Payment Date”); provided, however, that any portion of the Closing Statement Adjustment that is not the subject of an Objection shall be paid on the fifth (5th) Business Day following the date on which Sellers presents their Objections to Buyer, regardless of the pendency of any Objections.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers, jointly and severally, hereby represents and warrants to Buyer, as of the date hereof and as of the Closing Date, as to itself and as to CMG and each of its Subsidiaries, as follows:

3.1 Organization and Authority. Each of the Sellers (that is not a natural person) and the Company is a corporation or a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all corporate power and authority to own, operate or lease its properties and carry on its business as now conducted. Each of the Sellers (that is not a natural person) and the Company is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned, operated or leased by it or the nature of the activities conducted by it make such qualification and good standing necessary. Schedule 3.1 sets forth a list of all jurisdictions in which it is currently qualified to do business, as well as an organizational chart of CMG and its Subsidiaries (including any entities in Colombia which CMG now controls), setting forth the capitalization of CMG and each Subsidiary. Except as set forth in Schedule 3.1, CMG does not own any investment interests in excess of 10% in any entity that is not defined as a Subsidiary.

3.2 Authorization; Enforceability. This Agreement has been duly executed and delivered by and constitutes the legal, valid and binding obligation of each of the Sellers and CMG, enforceable against each of the Sellers and CMG in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other Laws of general application relating to or affecting creditors’ rights and to general equity principles. No other action or proceeding on the part of the Sellers or CMG is necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. The execution, delivery and performance by each of the Sellers and CMG of this Agreement, all documents and instruments to be executed by them pursuant to this Agreement and the consummation of the transactions contemplated hereby are within each of the Sellers’ (that is not a natural person) and CMG’s corporate powers and have been duly and validly authorized by all necessary corporate proceedings on the part of each of the Sellers (that is not a natural person) and CMG, as applicable.

3.3 Capitalization; Transfer.

(a) Capitalization. The Shares constitute all of the issued and outstanding shares of capital stock of CMG and each of its Subsidiaries. The authorized capital stock of CMG and the number of shares of capital stock issued and outstanding of each of CMG and all of its Subsidiaries are listed on Schedule 3.3(a). The Sellers are the record and beneficial owners of the Shares, free and clear of any and all Encumbrances. All of such outstanding Shares and all the outstanding shares of each of CMG’s Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable. Immediately after the Closing, the Sellers will not be a party to or bound by and will not have any options, calls, Contracts or rights of any character (including conversion or preemptive rights) relating to any issued or unissued securities of or interests in CMG or any of its Subsidiaries or any other debt or equity security issued or to be issued by CMG or any of its Subsidiaries. The Company has no outstanding options, warrants, rights or subscriptions, or has entered into or incurred any other binding commitment or obligation which remains enforceable to issue or sell any shares of its capital stock, or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or has granted to any Person any right which remains enforceable to subscribe for or acquire from it any shares of its capital stock, and no such securities, obligations or rights are outstanding.

(b) Transfer of Title. Upon delivery to Buyer of the Shares, Buyer will acquire title thereto, free and clear of any and all Encumbrances except those arising under federal and state securities laws. The stock powers, endorsements, assignments and other instruments to be executed and delivered by the Sellers to Buyer at the Closing will be valid and binding obligations of the Sellers, enforceable in accordance with their respective terms, and, together with any stock certificates with respect to the Shares to be delivered by the Sellers to Buyer at the Closing, will vest in Buyer good and valid title to the Shares free and clear of all Encumbrances and restrictions on transfer.

(c) Voting Trusts. Except as set forth on Schedule 3.3(c), there are no voting trusts or other agreements or understandings to which the Sellers or the Company is a party with respect to the voting of the capital stock of the Company.

3.4 No Violation of Laws or Agreements; Consents. Except as set forth on Schedule 3.4, neither the execution, delivery and performance by the Sellers or CMG of this Agreement, and the Ancillary Agreements, the consummation of the transactions contemplated hereby and thereby, nor the compliance with or fulfillment of the terms, conditions or provisions hereof by the Sellers or CMG:

(i) violates, conflicts with, or results in a breach of, any provision of the Governing Documents of the Company or the Sellers;

(ii) either alone or with or without the giving of notice or the passage of time or both, conflicts with, breaches, constitutes a default or an event of default under any of the terms of, results in the termination of, accelerates the maturity of, or creates any Encumbrance on the Shares or any material asset or property of the Company, including without limitation any Contract or Permit material to the transactions contemplated hereby or to the full operation of the business of the Company as currently conducted by the Company and to which the Company is a party or by which the Company or the Sellers may be bound relating to the Shares or any material asset or property used or usable by the Company;

(iii) requires the Consents of any third party;

(iv) violates any Law to which the Company is subject or by which any material asset of the Company is bound or affected, or otherwise requires consents, approvals, authorizations, registrations or filings by, or with, a Governmental Body; or

(v) will not result in the creation of any Encumbrance on the Shares or any material asset or property used or usable by the Company.

3.5 Financial Statements. The unaudited combined/consolidating balance sheets of the Company as of December 31, 2006, and the unaudited combined/consolidating income statements for the fiscal years then ended (collectively, the “Annual Financial Statements”) and the unaudited interim combined/consolidating balance sheet of CMG and its Subsidiaries as of September 30, 2007 and October 31, 2007, and the unaudited interim income statement for the nine-month period ended September 30, 2007, and the one-month period ended October 31, 2007 (the “Interim Financial Statements” and together with the Annual Financial Statements, the “Financial Statements”) have been delivered to Buyer and are attached hereto as Schedule 3.5. The Financial Statements (i) have been prepared in accordance with GAAP as applied by CMG on a consistent basis throughout the indicated period, (ii) include all business units and consolidated results of the Company and (iii) present fairly in all material respects the financial condition and results of operation of the Company at the dates and for the relevant periods indicated. The unaudited combined/consolidating balance sheet of the Company as of October 31, 2007 included in the Financial Statements shall be referred to herein as the “Balance Sheet,” and October 31, 2007 shall be referred to herein as the “Balance Sheet Date.”

3.6 Absence of Undisclosed Liabilities. There exist no liabilities, whether absolute or contingent, of the Company or related to the Company which would be required to be reflected, reserved for or disclosed in a combined balance sheet of the Company prepared as of the date of this Agreement in accordance with GAAP and in a manner consistent with the Balance Sheet, other than (i) liabilities that are reflected, reserved for or disclosed in the Financial Statements, (ii) non-material liabilities incurred in the ordinary course of business since the Balance Sheet Date (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law, or individually or in the aggregate, have a material adverse effect on the Company, or the property and assets of the Company), or (iii) liabilities for items disclosed on the Schedules hereto.

3.7 No Changes. Except as contemplated by this Agreement, since the Balance Sheet Date, (i) the Company has conducted its business only in the ordinary course consistent with past practice, and (ii) without limiting the generality of the foregoing, neither the Sellers nor the Company has taken any action that could reasonably be expected to have a Material Adverse Effect or otherwise done any of the following, except as set forth on Schedule 3.7:

(a) any event or occurrence which, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect;

(b) any increase in the salary, wage, bonus or benefits payable by the Company to any employee of the Company, except in the ordinary course of business and consistent with past business practices or as required by employment or retention contracts or entered into, adopted, amended or terminated any material employment agreement;

(c) any change in any method of accounting of the Company, other than as required by GAAP;

(d) any sale, pledge, assignment, lease or other disposition of any property or assets of the Company (other than in the ordinary course of business consistent with past practice) other than for fair value to parties that are not Affiliates of the Company;

(e) any issuance, sale, or disposition of capital stock or any other securities or grant of any options, warrants or other rights to subscribe for or purchase any capital stock or any other securities of the Company;

(f) entered into any Material Contract (including without limitation, any arrangement with any Governmental Body) to which the Company is a party or any amendment, cancellation or termination of any Material Contract to which the Company is a party, including without limitation any Material Contract with any Governmental Body or taken, or failed to take, any action that constitutes a material breach or default under any Material Contract to which the Company is party;

(g) sold, assigned or granted any license or sublicense of any rights under or with respect to, or taken any action that could reasonably be expected to result in the loss, lapse or abandonment of, or failed to take any action necessary to maintain, protect and enforce, any Intellectual Property Assets;

(h) any write-offs, write-downs or write-ups of the value of any of the inventory or other assets of the Company outside the ordinary course of business;

(i) suffered any extraordinary loss, theft, damage, destruction or casualty loss or waived any rights of material value, in excess of One Hundred Thousand Dollars (US$100,000), to the assets of the Company, whether or not covered by insurance or suffered any substantial destruction of its books and records;

(j) become subject to any material liabilities, except current liabilities incurred in the ordinary course of business or liabilities under Contracts entered into in the ordinary course of business or listed on Schedule 3.7;

(k) canceled without fair consideration any material debts or claims owing to or held by the Company (except for discounts given to clients in the ordinary course of business consistent with past practice, the amount of which does not exceed One Hundred Thousand Dollars (US$100,000) in the aggregate);

(l) any mortgage or pledge of any assets of the Company, except for Permitted Encumbrances;

(m) any creation or assumption by the Company of any Debt Obligation, except for current Indebtedness (of a commercial nature and not of a financial nature) incurred in the ordinary course of business of the Company, or liabilities under commercial Contracts entered into in the ordinary course of business of the Company or pursuant to Contracts disclosed on Schedule 3.17, in any event not to exceed One Hundred Thousand Dollars (US$100,000);

(n) declared or paid any dividends or other distributions, except as disclosed on Schedule 3.7(n);

(o) any guarantee by the Company of any liability (whether directly, contingently or otherwise) for the obligations of any other Person (other than the other Company); or

(p) any agreement or commitment to do any of the foregoing.

3.8 Taxes.

(a) Tax Returns. Each of CMG and its Subsidiaries has:

(i) duly and timely filed with the appropriate federal, state, local or other taxing authorities all Tax Returns required to be filed by or on behalf of the Company, and

(ii) duly and timely paid all Taxes due and payable by the Company to the applicable tax authority, whether or not reflected in the Tax Returns, and have not incurred any sanction, interest or surcharge in connection therewith that remains outstanding.

Any Tax Return or Taxes for which an extension to file or pay has been obtained will be deemed to be timely if filed and paid by the date provided by any such extension.

(b) Tax Records. The Company maintains a complete, correct and up-to-date records, invoices, and other documents, including those relating to the tax correspondence with the relevant authorities, with respect to all the Taxes and tax periods beginning prior to the date of this Agreement, as required by the applicable Law.

(c) Liabilities. All Taxes of the Company for all Tax periods ending on or prior to the Closing Date, (each such year or period or portion thereof ending on or before the Closing Date, a “Pre-Closing Period”), to the extent due and payable, have been paid, accrued on the Balance Sheet. The Company has not taken any action outside the ordinary course of business that would cause a deferral of Taxes beyond the Pre-Closing Period.

(d) Audits; Examinations. None of the Company or the Sellers have received notice of an audit, ruling request, request for information or other examination of Taxes with respect to the Company, and to Sellers’ Knowledge no audit, ruling request, request for information or other examination of Taxes is threatened with respect to the Company, the Sellers or their respective Affiliates which would affect the Tax liability of the Company; and no such audit or examination has been conducted with respect to which there is any outstanding Tax liability;

(i) The Company, or the Sellers or an Affiliate has not received any written notice of any proposed adjustments, deficiency or assessment with respect to Taxes relating to the Company; and

(ii) The Company, or the Sellers or an Affiliate has not received any written notice of an adjustment from a federal tax authority relating to the Company which has not been reported or disclosed to state and local tax authorities; and

(iii) No taxing authority in which the Company does not file a Tax Return has raised an issue or affected in writing it’s taxing jurisdiction over the Company; and

(iv) As of the Closing Date, no statute of limitations will have been waived or extended with respect to the payment or collection of Taxes of the Company.

(e) Agreements. There are no tax sharing, allocation, indemnification or similar agreements in effect between the Company and any other Person (except for customary agreements to indemnify lenders or security holders in respect of Taxes, which each such obligation is identified on Schedule 3.8(e)).

(f) Transfer Pricing. The Company has complied in all material respects with applicable Law relating to Taxes arising in connection with transfer pricing in all material respects.

(g) Consolidated Returns. The Company has not been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under any Law with respect to Taxes for which the Company may be liable for any taxable period for which the statute of limitations has not expired.

(h) U.S. Tax Exposure. Except in connection with the operations of Clasificados Florida LLC, CMG and its Subsidiaries (other than Clasificados Florida, LLC) have not conducted any trade or business, directly or through a dependent agent, employee or branch office, in the United States and have not received any, determinable, annual or periodic income from a U.S.-based entity or person for which proper U.S. withholding taxes or reports have not been filed.

3.9 Rights in Assets.

(a) Owned Real Property. The Company does not own any real property.

(b) Leases of Real Property. Schedule 3.9(b) sets forth a complete and accurate list of all Leases of real property to which the Company is a party on the date hereof or by which the Company is bound on the date hereof (whether as lessee or lessor) (collectively, the “Leased Real Property”). The Company as lessee under each Lease set forth on Schedule 3.9(b) is in possession of the real property covered under each such Lease in accordance with and subject to the terms of each such Lease. The Sellers have delivered to Buyer a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such lease and including in each case all amendments, extensions, renewals, guarantees and other agreements with respect thereto. Except as set forth on Schedule 3.9(b), with respect to each of the Leases:

(i) the Company has a valid and legal leasehold interest therein and each such Lease is a legal and binding obligation of the Company and the other party thereto, is enforceable in accordance with its terms, subject only to bankruptcy, reorganization, receivership and other laws affecting creditor’s rights generally and is in full force and effect;

(ii) the transactions contemplated by this Agreement do not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on the terms set forth in such Lease following the Closing;

(iii) as of the date of this Agreement, the Company has possession and quiet enjoyment of the leased premises subject to such Lease and there are no disputes with respect to such Lease;

(iv) neither the Company, nor, to the Seller’s Knowledge, the landlord, is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, could reasonably be expected to constitute a material breach or default under such Lease, or permit the termination of such Lease, modification of such Lease or acceleration of rent under such Lease;

(v) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease by the Company which has not been redeposited in full;

(vi) the Company does not owe any brokerage commissions or finder’s fees with respect to such Lease and is not bound by any Contract which would obligate it to pay brokerage commissions or finder’s fees with respect to such Lease;

(vii) the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Company;

(viii) the Company has not subleased, licensed or otherwise granted any other party the right to use or occupy such Leased Real Property or any portion thereof;

(ix) the Company has not collaterally assigned or granted any other security interest in such Lease or any interest therein; and

(x) there are no Encumbrances on the estate or interest created by such Lease.

(c) Owned Personal Property. Schedule 3.9(c) sets forth a complete and accurate list of all personal property owned as of the date hereof by each Company that has a book value in excess of US$50,000, other than Intellectual Property Assets, (the “Owned Personal Property”). The Company has title to the Owned Personal Property, free and clear of all Encumbrances except for Permitted Encumbrances.

(d) Leased Personal Property. Schedule 3.9(d) sets forth a complete and accurate list of all personal property leased as of the date hereof by each Company under an agreement requiring the payment of more than US$25,000 per year (the “Leased Personal Property,” and together with the Owned Personal Property, the “Tangible Personal Property”). The Company is in possession of the personal property covered under each lease set forth on Schedule 3.9(d). No item of Tangible Personal Property is in need of repair or replacement other than as part of routine maintenance and ordinary wear and tear in the ordinary course of business.

(e) Adequacy of Assets. The Company owns or controls or has valid contractual rights to use all of the assets, properties and rights of every type and description, real, personal and mixed, tangible and intangible, that are necessary for, used in the conduct of the business of the Company as presently conducted in accordance with past practice. The present use and location of the assets and properties relating to the Company conform with all applicable Laws in all material respects. None of the Company or the Sellers have received notice of any breach or violation of any such laws with respect to the assets and properties of the Company. All of the assets and properties of the Company are in good operating condition and state of repair, subject only to ordinary wear and tear which is not such as to affect adversely the operations of the Company in the ordinary course.

(f) Condemnation Proceedings. Except as set forth on Schedule 3.9(f), as of the date hereof, there is no pending, or to Sellers’ Knowledge, contemplated or threatened condemnation or eminent domain proceeding affecting any Leased Real Property.

3.10 No Pending Litigation. Except as set forth in Schedule 3.10, no Litigation is pending or, to Sellers’ Knowledge, threatened against or affecting the Company or the property or assets of the Company. Neither the Company, the Shares, nor any of the property or assets of the Company is subject to any order, judgment, writ, injunction or decree, which could be expected to in any way prevent, enjoin, alter or delay the consummation of the transactions contemplated by this Agreement or interfere with the operation of the business of the Company as conducted in accordance with past practice.

3.11 Compliance With Law; Permits.

(a) Compliance With Law. The Company is in compliance in all material respects with all applicable Laws.

(b) Permits. The Company owns, holds or possesses all governmental licenses and permits (collectively, “Permits”) that are required under applicable Laws to entitle the Company to own or lease, operate and use its assets and to conduct its operations as currently conducted in accordance with past practices. All such Permits are valid and in full force and effect as of the date hereof. Schedule 3.11(b) includes true and complete list of all Permits other than routine business and occupancy Permits.

3.12 Labor Matters.

(a) Employees. The Company is in compliance with all material Laws applicable to it respecting employment and employment practices, terms and conditions of employment and wages and hours. There is no collective bargaining agreement that is binding on the Company and, to Sellers’ Knowledge, there is no union organizing effort underway, pending or threatened, with respect to the employees of the Company. Within the last three (3) years, the Company has not experienced any union organizing efforts, strikes, picketing, boycott, slowdowns or work stoppages or other labor dispute, nor is any of the foregoing pending, or to Sellers’ Knowledge, threatened against it. The Company has not engaged in any unfair labor practices as provided under applicable Laws in any relevant jurisdiction and there is no unfair labor practice, employment discrimination, charge or complaint against the Company pending or before any Governmental Body.

3.13 Intellectual Property Rights.

(a) Intellectual Property Assets. For purposes of this Section 3.13, “Intellectual Property Assets” means:

(i) all trademarks and service marks which are registered or have applications to register pending that are owned by the Company, all of which are set forth on Schedule 3.13(a)(i) (collectively, “Marks”) and the corporate names of the Company and all fictional business names and trading names currently used by the Company set forth on Schedule 3.13(a)(i), and all the Company’s trade dress, trade names, logos, slogans and all other indicia of origin of the foregoing in any jurisdiction throughout the world and registrations and applications for registration thereof which are all set forth on Schedule 3.13(a)(i);

(ii) all Internet domain names and web sites owned by the Company, all of which are set forth on Schedule 3.13(a)(ii);

(iii) trade secrets and other confidential and business information owned by the Company (including, without limitation, ideas, formulas, compositions, inventions, know-how, processes, techniques, research and development information, drawings, specifications, designs, plans, proposals, technical and other data, charts, schematics, reports, studies, financial, marketing and other plans and customer and supplier lists and information);

(iv) all other intellectual property rights owned by the Company; and

(v) copies and tangible embodiments of any of the foregoing (in whatever form or medium).

As of the date of this Agreement, the Company has no (and uses no third-party) patents, works of authorship or copyrights, or other intellectual property rights related thereto, presently owned or held by the Company.

(b) Rights in Intellectual Property.

(i) In General.

A. The Company is the owner of all right, title and interest in its respective Intellectual Property Assets, free and clear of all Encumbrances other than Permitted Encumbrances. The Intellectual Property Assets comprise all of the intellectual property held for use, used in or necessary for the operations of the Company as presently conducted and in accordance with past practice.

B. None of the Intellectual Property Assets infringes the intellectual property rights of any third party and neither the Sellers nor the Company has received any demand, threat, claim or notice from any Person with respect to the Intellectual Property Assets which challenges the validity of any material Intellectual Property Asset. The Company has not infringed, misappropriated or otherwise conflicted with the intellectual property of others. None of the Sellers or the Company has received any notice of infringement or misappropriation by the Company upon or other conflict by the Company with respect to intellectual property of others.

(ii) Marks.

A. All Marks that have been registered with the United States Patent and Trademark Office or equivalent Governmental Bodies in other jurisdictions are currently in material compliance with all formal legal requirements (including the timely post-registration filing of affidavits of use and renewal applications, as applicable).

B. Except as set forth on Schedule 3.13(b)(ii), no Mark is involved in any opposition or cancellation proceeding, and, to Sellers’ Knowledge, no such action is threatened with the respect to any of the Marks.

C. To Sellers’ Knowledge, none of the Marks infringes or is alleged to infringe any trade name, trademark, or service mark of any third party.

(iii) Intellectual Property Licenses. The Company is the licensee under the license agreements set forth on Schedule 3.13(b)(iii), which are all of the licenses under which the Company is a licensee of intellectual property and comprises all of the licenses of intellectual property held for use, used in or necessary for the operations of the Company as presently conducted in accordance with past practice, except for (A) any license implied by the sale of a product, (B) perpetual, paid up licenses for software programs with an individual value of less than US$500 per license, and (C) licenses relating to other immaterial intellectual property rights. There are no outstanding or, to Sellers’ Knowledge, threatened disputes with respect to any licenses set forth on Schedule 3.13(b)(iii). Except for rights implicitly or expressly granted pursuant to sales representative, distribution or dealer agreements, the Company has granted no license to use any Intellectual Property Asset.

(iv) The Company owns and possesses the entire right, title and interest in and to all intellectual property created or developed by, for or under the direction or supervision of the Company that is necessary for, used or useable in the operations of the Company as presently conducted, and all current or former employees, consultants, or contractors who have participated in the creation or development of any such intellectual property, including, without limitation, the Intellectual Property Assets, have executed and delivered to the Company a valid and enforceable agreement (i) providing for the non-disclosure by such current or former employee, consultant, or contractor of any confidential information of the Company, and (ii) providing for the assignment by such current or former employee, consultant, or contractor to the Company of any intellectual property arising out of such employee’s, consultant’s, or contractor’s employment by, engagement by or contract with the Company.

(v) Schedule 3.13(b)(v) sets forth a true and complete list of all current and former employees employed at any time during the three (3) years immediately prior to the date of this Agreement, consultants and contractors employed or engaged by the Sellers, the Company or its Affiliates, in each case only where such employee, consultant or contractor participated to any extent in the creation, design or development of the Intellectual Property Assets.

3.14 Employees; Employee Related Agreements and Plans.

(a) List of Plans. Set forth on Schedule 3.14(a) is a true and complete list of all Employee Benefit Plans.

(b) Status of Plans. Each Employee Benefit Plan (including any related trust) has complied in form and has been maintained and operated in compliance with its terms and the requirements of all applicable Laws.

(c) Liabilities.

(i) No Employee Benefit Plan has been subject to the laws of the United States or any political subdivision thereof, or the laws of any other state, municipality or other local political entity located within or related to the United States.

(ii) There have been no actions, suits or claims pending or, to Sellers’ Knowledge, threatened against anyone related to or arising out of any Employee Benefit Plan (other than routine claims for benefits and appeals of denied routine claims), and no civil or criminal action is pending or, to Sellers’ Knowledge, threatened against the Sellers, the Company or any Affiliate in connection with any Employee Benefit Plan. The Company has not received any written notice that any Employee Benefit Plan has been the subject of an audit, investigation or examination by any governmental or quasi-governmental agency or anyone else, and no filings have been made or are contemplated with respect to any Employee Benefit Plan. Each Employee Benefit Plan and related funding arrangement that is intended to qualify for tax-favored status under applicable Law has been reviewed and approved for such status by the appropriate governmental authority (or has been submitted for such review and approval within the applicable time period), and nothing has occurred and no condition exists that is likely to cause the loss or denial of such tax-favored status. No Employee Benefit Plan has any liabilities or obligations in any respect in excess of the current value of that Employee Benefit Plan’s assets, determined in accordance with the assumptions used for funding the Employee Benefit Plan pursuant to reasonable accounting standards in accordance with applicable Law. Neither the Sellers, the Company nor any of the Affiliates have incurred or reasonably expect to incur any liability if such Employee Benefit Plan (has been or) were terminated or found to be insolvent at any time on or before Closing, and neither the Sellers, the Company nor any of the Affiliates have incurred or reasonably expect to incur any other liability or obligation with respect to any Employee Benefit Plan which has not otherwise been funded or satisfied with readily available assets or insurance set aside with respect to such Employee Benefit Plan. Except as required by Law, no condition exists that would prevent the Company or any of the Affiliates from terminating or amending any Employee Benefit Plan at any time for any reason and without liability or obligation to the Company or any Affiliates

(d) Contributions. Except as required by applicable Law and as disclosed on Schedule 3.14(d), the Company has had no obligation to make contributions to any Employee Benefit Plan. Each of the Sellers, the Company and all Affiliates have made all contributions due and owing with respect to such Employee Benefit Plan.

(e) Transactions. The Company is subject to no tax, penalty or liability in connection with any Employee Benefit Plan, except as any tax or liability may exist in compliance with applicable Laws and in the ordinary course of the operation of the Company’s business consistent with past practice.

(f) Employees. Schedule 3.14(f) sets forth a true and complete list of all Company Employees as of the date hereof, which comprises all of the employees who render services to the Company, the annual base salaries of such employees and their job titles, date of hire and other compensation (including bonuses, accrued vacation, accrued sick pay, vehicle usage, severance or other perquisites) for calendar year 2007. Schedule 3.14(f) also sets forth a true and complete list of each leased and temporary employee as of the date hereof and each of their job titles along with each such leased and temporary employee’s weekly compensation as of the date of this Agreement.

(g) Certain Employee Contracts and Plans. With respect to the Company Employees, the Company is not bound by:

(i) any Contract that entitles an employee to receive any salary continuation or severance payment (in excess of the Sellers’ or the Company’s standard severance policy) or to retain any specified position with the Company; or

(ii) any Contract or written plan that entitles a Company Employee to a stock purchase, stock option, an incentive bonus or other bonus payment; or

(iii) any Contract that requires the Company to make any payment to a Company Employee, or to cause the accelerated vesting of any benefits, as a result of the transactions contemplated by this Agreement, including any “change in control” provisions or agreements.

3.15 Environmental Matters. Except as disclosed pursuant to Section 5.1:

(a) Compliance. To Sellers’ Knowledge, the Company has operated in compliance with all applicable Environmental Laws, except where the failure to so operate in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Claims. There are no pending or, to Sellers’ Knowledge threatened, actions, suits, claims, notices of liability or proceedings by or before any Governmental Body directed against the Company or the Leased Real Property that pertain to (i) any obligations or liabilities under any applicable Environmental Law; or (ii) violations of any Environmental Law by the Company.

(c) Permits. The Company does not have any environmental Permits.

(d) Notice. The Company has not received written notice that (i) any Environmental Law Permit in effect as of the date of this Agreement that is material to the business of the Company is to be revoked or suspended by any Governmental Body; or (ii) the Company is currently operating or required to be operating under any corrective action decree, order or agreement issued by or entered into with any Governmental Body and pertaining to or resulting from violations of Environmental Laws by the Company.

(e) Storage Tanks. The Company does not own or operate any underground or aboveground storage tank in material violation of any applicable Environmental Law.

(f) Hazardous Materials. To the Sellers’ Knowledge, no Person has treated, stored, disposed of, transported to, or Released any Hazardous Materials on or under any Leased Real Property except in material compliance with Environmental Laws applicable to such property.

3.16 Bank Accounts; Powers of Attorney. Schedule 3.16 sets forth a true and complete (a) lists all bank, money market, savings and similar accounts and safe deposit boxes of the Company, specifying the account numbers and the authorized signatories or persons having access to such accounts or safe deposit boxes, and (b) a list of all powers of attorney granted by the Company that will remain in effect after the Closing.

3.17 Material Contracts.

(a) Listing. Schedule 3.17 sets forth a true and complete list of all currently active Contracts of the Company in the following categories (collectively, the “Material Contracts”):

(i) each partnership, limited liability company or joint venture agreement;

(ii) each Contract (A) under which the Company has created, incurred, assumed or guaranteed Debt Obligations (other than to or on behalf of the other Company) or (B) whereby the Company has an obligation to make an investment in or loan to any Person;

(iii) any Contract for capital expenditures or the acquisition or construction of fixed assets in excess of Fifty Thousand Dollars (US$50,000);

(iv) any Contract that requires the Company to purchase all of its requirements for any goods or services exclusively from one or more parties;

(v) each Contract with a customer that ranked as one of the top 10 customers of the Company (based on revenue attributable to such customer) during fiscal years 2006 and 2007;

(vi) any Contract for the purchase or sale of inventory, goods, materials, supplies, merchandise, machinery, equipment, parts or other property, assets, or services requiring aggregate future payments in excess of Fifty Thousand Dollars (US$50,000) (other than standard inventory purchase orders executed in the ordinary course of business);

(vii) any Contract granting any Person an Encumbrance on all or any part of the properties and assets of the Company;

(viii) any Contract relating to (A) the purchase, sale, lease or disposal of any equity interest or other securities of the Company or (B) the purchase, sale, lease or disposal of any properties or assets of the Company other than in the ordinary and usual course of business consistent with past custom and practice (including any Contract granting to any Person a first refusal, first offer or similar preferential right to purchase or acquire any of the properties or assets of the Company);

(ix) any Contract under which the Company is (A) a lessee or sublessee of any machinery, equipment, vehicle (including fleet equipment) or other tangible personal property, or (B) a lessor of any personal property, in either case having an original value in excess of Ten Thousand Dollars (US$10,000);

(x) each Contract containing covenants restricting or limiting the freedom of the Company to engage in any line of business;

(xi) (X) each Contract for any sales agency or distributor agreements which limit the territorial rights of the Company with respect to specific products or product lines and (Y) confidentiality agreements in respect of business combination or acquisition inquiries; and

(xii) any contracts, singularly or in the aggregate, the performance of which involves consideration of Fifty Thousand Dollars (US$50,000) or more;

(xiii) any employment, consulting or severance Contract or arrangement with any employee, consultant, agent or representative with annual total compensation in excess of Twenty-Five Thousand Dollars (US$25,000);

(xiv) any Contract that provides any customer of the Company with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers of the Company, the performance of which involves amounts in excess of One Thousand Dollars (US$1,000);

(xv) each Contract between the Company and the Sellers or its Affiliates.

The Company has made available to Buyer a true and complete copy of each written Material Contract, including all amendments or other modifications thereto, and have delivered a written summary setting forth the material terms and conditions of each oral Material Contract.

(b) Status. Except as set forth on Schedule 3.17:

(i) each such Material Contract is (A) a valid and binding obligation of the Company subject to bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other Laws of general application relating to or affecting creditors’ rights and to general equity principles and (B) a valid and binding obligation of each other party thereto;

(ii) (A) the Company is not in material breach thereof or material default under any such Material Contract (and no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default) and (B) to Sellers’ Knowledge, no other party to any such Contract is in material breach thereof or material default thereunder;

(iii) none of the other parties to any such Material Contract has given notice to the Sellers or the Company that it intends to terminate or materially alter the provisions of such Material Contract.

3.18 Brokers, Finders, Etc. Neither the Sellers nor any Affiliate of the Sellers have employed, nor is any of them subject to any valid claim of liability or obligation to, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission in connection therewith.

3.19 Insurance.

(a) Policies. Schedule 3.19 sets forth a list of the policies of insurance currently maintained by the Company as of the date of this Agreement with respect to the products, properties, assets and operations of the Company (including, in either case, any policies of insurance maintained for purposes of providing benefits such as workers’ compensation and employers’ liability coverage) (the “Company Policies”). The Company has in full force all insurance required by Law, including, without limitation, workers’ compensation or similar insurance required by the Laws of any jurisdiction in which any material operations of the Company are conducted. All such Company Policies are in full force and effect. All premiums due on such Company Policies have been paid when due through the date of this Agreement, and no written notice of cancellation or termination or intent to cancel has been received by the Company with respect to any of such Company Policies. There exists no breach by the insured under any such Company Policies that gives the insurer the right thereunder to terminate such policy. Neither the Sellers, its respective Affiliates (other than the

Company) or the Company has received any notice of cancellation or nonrenewal of or intent to cancel any of the Company Policies or of increase or intent to increase the premiums for such Company Policies.

(b) Claims. Schedule 3.19 sets forth a list of all pending claims (including with respect to insurance obtained but not currently maintained) and the claims history for the Company during the last three years (including with respect to insurance obtained but not currently maintained) and for which the relevant insurance carrier has reserved US$25,000 or more in respect of such claim.

3.20 Affiliate Transactions. Except as set forth in Schedule 3.20, no Affiliate of the Company: (i) has any direct or indirect interest in any real or personal property or right, whether tangible or intangible, which is used, intended for use or held for use by the Company; (ii) has any claim or cause of action against the Company; (iii) owes any money to the Company or is owed money from the Company; (iv) is a party to any Contract or other arrangement, written or oral, with the Company; or (v) provides services or resources to the Company or is dependent on services or resources provided by the Company. Schedule 3.20 sets forth every business relationship (other than customary employment relationships) between the Company, on the one hand, and the Company’s present or former Affiliates, shareholders, partners, officers, directors, employees or members of their families (or any entity in which any of them has a material financial interest, directly or indirectly), on the other hand.

3.21 Indebtedness. Immediately after giving effect to the Closing, (i) Buyer will not have any liability or obligation with respect to Indebtedness of the Company except for such Indebtedness, if any, which shall have been disclosed to Buyer under this Article III and Indebtedness permitted by the terms of this Agreement (including current trade payables incurred in the ordinary course of business).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to the Sellers to enter into this Agreement and consummate the transactions contemplated hereby, Buyer represents and warrants to the Sellers, as follows:

4.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of its state of incorporation and has all the corporate power and authority to own, operate or lease its properties, carry on its business as now conducted and enter into this Agreement and perform its obligations hereunder.

4.2 Authorization; Enforceability. This Agreement has been duly executed and delivered by and constitutes the legal, valid and binding obligation of Buyer, enforceable against the Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other Laws of general application relating to or affecting creditors’ rights and to general equity principles. No other action or proceeding on the part of the Buyer is necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within Buyer’s corporate powers have been duly and validly authorized by all necessary corporate proceedings on the part of Buyer.

4.3 No Violation of Laws; Consents. Neither the execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements, the consummation of the transactions contemplated hereby and thereby, nor the compliance with or fulfillment of the terms, conditions or provisions hereof by Buyer: (i) violates, conflicts with, or results in a breach of any provision of the Governing Documents of Buyer, or (ii) subject to the making of any filings required under any antitrust laws and the Environmental Laws, violate any Law to which Buyer is subject or by which any asset of Buyer may be bound or affected, or otherwise require consents, approvals, authorizations, registrations or filings by, or with, a Governmental Body the result of which or the failure to obtain which would have a material adverse effect on the financial condition, operation or business of the Buyer or on the ability of Buyer to fulfill its obligations under this Agreement.

4.4 No Pending Litigation or Proceedings. No Litigation is pending against Buyer, or to the Buyers’ Knowledge, threatened against or affecting Buyer in connection with any of the transactions contemplated by this Agreement. There is presently no outstanding judgment, decree or order of any Governmental Body against or affecting Buyer in connection with the transactions contemplated by this Agreement.

4.5 Brokers, Finders, Etc. Neither Buyer nor any of its Affiliates has employed, nor is any of them subject to any valid claim of liability or obligation to, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission in connection therewith.

4.6 Investment. Buyer is purchasing the Shares for investment for its own account, and not with a view to, or for the offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities Laws and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act and any applicable state securities Laws or pursuant to an applicable exemption therefrom.

4.7 Financial Ability. Buyer has the financial ability to consummate the transactions contemplated by this Agreement without any delay or restriction that would adversely impact the certainty of Buyer’s ability to so consummate. Buyer has furnished to the Sellers all documentation or other evidence of such financial ability that has been requested by the Sellers.

4.8 Dissolution of Subsidiary. Buyer consents to the dissolution of Editora CMG Colombia Ltda. and the dissolution of the aforesaid Subsidiary shall not constitute a breach of the representations and warranties of Sellers and the Company as to the aforesaid Subsidiary.

ARTICLE V

ACTIONS PRIOR TO CLOSING DATE

The Parties covenant and agree to take the following actions between the date hereof and the Closing Date:

5.1 Access to Information.

(a) Access by Buyer. The Sellers shall permit the officers, employees and authorized representatives of Buyer (including investment bankers, independent public accountants and attorneys) to have reasonable access during normal business hours, upon reasonable advance notice, to the offices, properties and senior managers of the Company and the business and financial records of the Company (to the extent that they are not trade secrets or otherwise competitively sensitive), to the extent Buyer shall reasonably deem necessary or desirable in connection with the transactions contemplated hereby, and shall furnish to Buyer or its authorized representatives such additional information concerning the Company as shall be reasonably requested.

(b) Integration Plan. Sellers shall respond and cooperate with an integration plan that will be developed by Buyer and shall respond to the questionnaire set forth on Exhibit F to this Agreement, with true, correct, complete and detailed responses, in order to assist Buyer in the preparation of an integration plan.

(c) Notice of Breach. If in the course of any investigation, if either the Sellers or Buyer discovers any breach of any representation or warranty of the other Party contained in this Agreement, or any circumstance or condition that upon Closing would constitute a breach of a representation, warranty or covenant of a Party, such discovering Party covenants that it will promptly inform the breaching Party in writing of the nature of such breach.

(d) Financial Statements. Prior to Closing, the Sellers shall deliver to the Buyer (i) the unaudited interim combined/consolidating balance sheet of the Company as of the end of November of 2007 and (ii) the unaudited interim income statement for the one-month period ended on the last day of such calendar month.

5.2 Notifications. Each Party shall promptly notify the other Party of any action, suit, proceeding or investigation that shall be instituted or threatened against such Party to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by this Agreement. Each Party shall promptly notify the other of any action, suit, proceeding or investigation that may be threatened or asserted in writing, brought or commenced against the Company, the Sellers or Buyer, as the case may be, that would have been disclosed under Section 3.10 or Section 4.4, as the case may be, if such action, suit, proceeding or investigation had arisen prior to the date hereof.

5.3 Consents of Third Parties.

(a) Contracts. Buyer shall use commercially reasonable efforts to secure, before the Closing Date, in form and substance reasonably satisfactory to the Parties, any consent, approval or waiver required to be obtained from any Person with respect to any

Contract to which the Company is a party and which the Parties have identified on Schedule 5.3(a) as those for which the failure to obtain such consent, approval or waiver would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Sellers shall, and shall cause the Company to, cooperate with Buyer as it may reasonably request in connection therewith. If such consent, approval or waiver cannot be obtained, the Sellers shall cooperate in any commercially reasonable arrangement designed to obtain for the Buyer the material benefits, privileges and obligations of the applicable Contract. Notwithstanding any other provision of this Section to the contrary, no Party shall have any obligation to offer or pay any consideration in order to obtain any such consent, approval or waiver.

(b) Permits. Buyer shall use commercially reasonable efforts to secure, in form and substance reasonably satisfactory to the Parties, those consents, approvals, waivers and new Permits required to be obtained from, and those filings required to be made with, any Governmental Body, including those identified on Schedule 5.3(b), which are those for which the Parties have agreed that the failure to obtain such consent, approval or waiver would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Sellers shall, and shall cause the Company to, cooperate with Buyer as it may reasonably request in connection therewith. Buyer shall be required to pay any filing fees and other fees required to be paid in connection with any such consent, approval, waiver or filing.

5.4 Operations Prior to Closing Date.

(a) Prohibitions. Except (x) as set forth on Schedule 5.4, (y) as otherwise contemplated by this Agreement or (z) with the prior written consent of Buyer, from and after the date of this Agreement until the Closing Date, the Sellers shall cause the Company to:

(i) operate the business of the Company in the ordinary course in accordance with past practices and in compliance with all Laws, except where such conduct would constitute a breach of this Agreement or cause the Sellers to breach any representation, warranty or covenant contained in this Agreement;

(ii) not grant any bonus to any director or employee or implement any material increase in the rates of salaries or compensation of directors or Company Employees, except in accordance with any Contracts in effect on the date hereof or regularly scheduled periodic increases and bonuses, consistent with prior practices;

(iii) not institute any increase in any Employee Benefit Plan, including, but not limited to, any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other employee benefit plan, except as may be required to comply with applicable Laws or Contracts in effect on the date hereof;

(iv) not amend the Governing Documents of the Company or enter into any merger, consolidation, restructuring, recapitalization, reorganization or share exchange agreement or adopt resolutions providing therefore;

(v) not sell, pledge, dispose of or encumber any assets of the Company, except for (A) sales of assets in the ordinary course of business and in a manner consistent with past practices, (B) dispositions of obsolete or worthless assets, and (C) sales of immaterial assets not in excess of US$10,000 in the aggregate;

(vi) use commercially reasonable efforts to (A) maintain its tangible assets and equipment in good operating condition, wear and tear due to ordinary usage excepted, (B) maintain its inventory of supplies, parts and other materials, and (C) keep books of account, records and files, in the case of each of (A) - (C) above in the ordinary course of business consistent with past practices;

(vii) maintain in full force and effect policies of insurance of the same type, character and coverage as the policies currently carried with respect to the Company and the properties and assets of the Company as of the date hereof;

(viii) stay current on all of its obligations under the Contracts and Leases;

(ix) not (A) issue, sell, split, combine, reclassify, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest in the Company; (B) repurchase, redeem or otherwise acquire any securities of the Company; or (C) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing a liquidation or dissolution of the Company;

(x) not make any material investment in, material acquisition of, or material capital contributions to, any Person;

(xi) not take any action to change accounting policies or procedures (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable) except as required by a change in GAAP;

(xii) not incur any Indebtedness or make any loan or advance to any other Person, other than routine advances to employees consistent with past practice (for the avoidance of doubt, incurring trade payables in the ordinary course of business is not prohibited by the foregoing limitation);

(xiii) not take or agree to take any action inconsistent with consummation of the Closing as contemplated by this Agreement;

(xiv) not enter into any Contract with any Affiliate of the Sellers except in the ordinary course of business consistent with past practice;

(xv) not pay, discharge or satisfy any claims or liabilities (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of US$50,000 in the aggregate, other than the payment, discharge or satisfaction of liabilities in the ordinary course of business and consistent with past practices; and

(xvi) not declare or distribute any dividends or distributions of any kind.

(b) No Agreements. Neither the Sellers nor the Company shall enter into any agreement to do any of the actions prohibited by Sections 5.4(a)(i) through (a)(xv).

(c) Contracts and Leases of the Company. Between the date of this Agreement and the Closing Date, the Sellers will deliver to Buyer copies of all Contracts that are entered into by the Company between the date hereof and the Closing, which involve amounts in excess of US$1,000, in accordance with and subject to the terms of Section 5.4.

5.5 Negotiations. Until the Closing or until this Agreement is terminated, Buyer shall have the exclusive right to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Sellers agree that, unless this Agreement is terminated by its terms, the Sellers shall not (and the Sellers shall not cause or permit any Affiliate (including the Company), agent or representative or any other Person acting on their behalf to), directly or indirectly, through any officer, director, shareholder, partner, member, manager, Affiliate, employee, agent, investment banker, attorney, accountant or other representative or otherwise (a) solicit, initiate, encourage or enter into any discussions or negotiations with (an “Acquisition Proposal”), or furnish or cause to be furnished any information concerning the Company to, any Person (other than Buyer and its employees and agents or as necessary to perform this Agreement) relating to any liquidation, dissolution, recapitalization of, merger or consolidation with or into, or acquisition or purchase of all or any portion of the ownership interests of, or any material asset of, or all or substantially all of the assets, or any capital stock or other equity security of, the Sellers or any other similar transactions or business combination involving the Sellers, the Company or the assets used or usable in the business of the Company, or (b) participate in any discussions or negotiations regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with, or enter into any agreement or understanding with any Person, or assist or participate in, facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing. The Sellers shall (and shall cause its officers, directors, shareholders, partners, members, managers, Affiliates, employees, agents, investment bankers, attorneys, accountants or other representatives to) immediately cease and cause to be terminated all contacts, discussions and negotiations with third parties (other than Buyer and its Affiliates, agents and representatives) regarding any Acquisition Proposal. Each Seller shall promptly notify Buyer if any such Acquisition Proposal, or any inquiry or contact with any Person with respect thereto (including any Person with whom the Sellers and the Sellers’ representative, as applicable, has already had such discussions), is made and shall provide reasonable detail regarding the nature of such proposal, inquiry or contact and the Sellers’ response thereto.

5.6 Commercially Reasonable Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, the Parties hereto shall use their Reasonable Best Efforts to cause the Closing to occur as soon as practicable, and to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, and to cooperate with each other in connection with the foregoing. “Reasonable Best Efforts” as used in this Section shall mean, with regard to this transaction, using all reasonable best efforts (a) to obtain all necessary waivers, consents, and approvals from other parties to loan agreements, leases, mortgages and other Contracts; (b) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any foreign or local Law; (c) to lift or rescind any injunction or restraining order or other order, decree or ruling adversely affecting the ability of the parties to consummate the transactions contemplated hereby; and (d) to fulfill all conditions to the obligations of the parties under this Agreement.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Break-Up Fee.

(a) If this Agreement is terminated pursuant to Section 7.4(a)(iv), then in lieu of all other claims and remedies that might otherwise be available with respect thereto, including elsewhere hereunder and notwithstanding any other provision of this Agreement, (i) Buyer shall pay immediately to Sellers (collectively), as liquidated damages in connection with such termination, an amount in immediately available funds equal to two million dollars (US$2,000,000), and (ii) such payment shall be the sole remedy for such termination under this Agreement.

(b) If this Agreement is terminated pursuant to Section 7.4(a)(v), then in lieu of all other claims and remedies that might otherwise be available with respect thereto, including elsewhere hereunder and notwithstanding any other provision of this Agreement, (i) Sellers, jointly and severally, shall pay immediately to Buyer, as liquidated damages in connection with such termination, an amount in immediately available funds equal to two million dollars (US$2,000,000), and (ii) such payment shall be the sole remedy for such termination under this Agreement.

(c) The provision for payment of liquidated damages in this Section 6.1 has been included because, in the event of a termination of this Agreement pursuant to Section 7.4(a)(iv) or (v), the actual damages to be incurred by the Parties can reasonably be expected to approximate the amount of liquidated damages called for herein and because the actual amount of such damages would be difficult if not impossible to measure accurately.

6.2 Tax Matters.

(a) Liability for Taxes.

(i) Pursuant to Article VIII, each of the Company and the Sellers shall indemnify and hold harmless the Buyer from and against each of the following: (A) all Taxes assessed against the Company or the Sellers attributable to a Pre-Closing Period or (B) any liability of the Company or the Sellers for Taxes for any Pre-Closing Period; provided, however, that none of the Company or the Sellers shall be liable for (x) any Taxes imposed on the Company or the Sellers as a result of transactions occurring on the Closing Date that are properly allocable to the portion of the Closing Date after the Closing; (y) the negligence, delay or bad faith of Buyer or its Affiliates; or (z) Buyer’s late filing of any Tax Return or late payment of any Taxes.

(ii) Pursuant to Article VIII, Buyer shall indemnify and hold harmless each of the Company and the Sellers from and against all assessed Taxes applicable to the Buyer or the Company relating to each of the following: (A) attributable to taxable years or periods beginning immediately after the Closing on the Closing Date, and including specifically, any assessed Taxes resulting from changes implemented by Buyer or the Company following Closing relating to intercompany payments and transactions between any of CMG, its Subsidiaries, and their respective officers and employees, (B) transactions occurring on the Closing Date that are properly allocable to the portion of the Closing Date after the Closing, and (C) resulting from Tax obligations, attributable to the negligence, delay or bad faith of Buyer or its Affiliates; or (D) resulting from or attributable to Buyer’s late filing of any Tax Return or late payment of any Taxes.

(iii) For purposes of Section 6.2(a)(i) and Section 6.2(a)(ii), whenever it is necessary to determine the liability for Taxes for a period beginning after the Closing Date, such liability shall be determined by assuming that the year in which the Closing Date falls consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit for the year of the Closing Date shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the relevant books were closed at the close of the Closing Date; provided, however, that (A) transactions occurring on the Closing Date that are properly allocable to the portion of the Closing Date after the Closing shall be allocated to the taxable year or period that is deemed to begin at the beginning of the day following the Closing Date, and (B) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned between such two taxable years or periods on a daily basis and Taxes that are computed on a periodic basis, such as property Taxes, shall also be so apportioned on a daily basis. Notwithstanding the foregoing provisions of this paragraph (iii), if the transactions contemplated by this Agreement result in the reassessment of the value of any property owned by the Company, or the Sellers or Affiliates for property Tax purposes, or the imposition of any property Taxes at a rate which is different than the rate that would have been imposed if such transactions had not occurred, then (x) the portion of such property Taxes for the portion of the year ending on and including the Closing Date shall be determined on a daily basis, using the assessed value and Tax rate that would have applied had such transactions not occurred, and (y) the portion of such property Taxes for the portion of such year beginning after the Closing Date shall be the total property Taxes for the year minus the amount described in clause (x) of this sentence. Sales and use Taxes (and their foreign equivalents, including value added taxes) shall be deemed to accrue in accordance with GAAP.

(iv) The Company or Sellers, on one hand, and Buyer on the other hand, as the case may be, shall provide reimbursement for any Tax paid by one Party which is the responsibility of the other Party in accordance with the terms of this Section 6.2(a). Within a reasonable time prior to the payment of any such Tax, the Party paying such Tax shall give written notice to the other Party of the Tax payable and the amount which is the liability of each Party, although failure to do so will not relieve the other Party of its liability hereunder. Subject to the delivery of prior written notice of the payment of any such Tax, the Party required to provide reimbursement hereunder shall pay such amount on the later to occur of (i) the date payment is made by the Party paying such Tax and (ii) five Business Days after receipt of such prior written notice.

(v) If, as a result of any action, suit, investigation, audit, claim, assessment or amended Tax Return, there is any change after the Closing Date in an item of income, gain, loss, deduction, credit or amount of Tax that results in an increase in Tax liability for which the Company, or the Sellers or Affiliates would otherwise be liable pursuant to this Section 6.2(a), and such change results in a decrease in the Tax liability of Buyer for any taxable year or period beginning after the Closing Date, the Sellers shall be liable only for the net amount of such increase after taking into account such decrease in accordance with the provisions of this Section 6.2(a) (and, to the extent such increase in Tax liability is paid to a taxing authority by the Sellers or any Affiliate thereof, Buyer shall pay the Sellers an amount equal to such decrease).

(vi) Notwithstanding anything to the contrary in this Agreement, nothing in Section 3.8 shall cause the Company, or the Sellers or Affiliates to be liable to Buyer for any amounts relating to any Taxes for which the Company, or the Sellers or Affiliates is not expressly liable pursuant to this Section 6.2.

(b) Tax Returns.

(i) The Company, or the Sellers or Affiliates shall have the exclusive authority and obligation on behalf of the Company, or the Sellers or Affiliates to prepare, execute and timely file, or cause to be prepared, executed and timely filed, all Tax Returns of the Company that are due with respect to any taxable period ending prior to or ending on and including the Closing Date. Such authority shall include, but not be limited to, the determination of the manner in which any items of income, gain, deduction, loss or credit arising out of the income, properties and operations of the Company shall be reported or disclosed in such Tax Returns.

(ii) Except as provided in Section 6.2(b)(i), Buyer shall have the exclusive authority and obligation to prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Company, or the Sellers or Affiliates. Any Tax Return prepared by Buyer with respect to a year in which the Closing Date falls shall be prepared by treating items on such Tax Return in a manner consistent with the prior practices and positions of the relevant Company unless such treatment is no longer permitted by applicable Law. With respect to any such Tax Return which includes a Closing Date for which the Company, or the Sellers or Affiliates may be required to indemnify Buyer under Article VIII, Buyer shall provide the Company, or the Sellers or Affiliates with draft copies of such Tax Returns and an opportunity to review and comment on such Tax Returns at least 30 days prior to the date for filing such Tax Returns. The Sellers shall not be obligated to provide any indemnification for Taxes with respect to any period including a Closing Date if Buyer fails to provide the Company, or the Sellers or Affiliates with such opportunity to review and comment on a Tax Return prior to its filing. Buyer shall in good faith take into account such comments in its preparation of such Tax Returns.

(c) Tax Audits.

(i) Buyer shall promptly notify the Sellers in writing upon receipt by Buyer or any of its Affiliates of notice of any pending or threatened federal, state or local Tax audits, examinations, notices of deficiency or other adjustments, assessments or redeterminations (“Tax Matters”) relating to a Pre-Closing Period for which the Company or the Sellers may be liable to indemnify Buyer under Article VIII.

(ii) The Sellers shall have the sole right to control, contest, resolve and defend against any Tax Matters or initiate any claim for refund or amend any Tax Return relating to Taxes of the Company, or the Sellers or Affiliates for taxable periods ending on or before the Closing Date, in each case provided the Sellers are obligated to indemnify Buyer for such Taxes under Article VIII, and to employ counsel of its choice at its own expense; provided, however, that (A) the Sellers shall keep Buyer informed with respect to the commencement, status and nature of any such Tax Matter, (B) the Sellers shall not enter into any settlement of or otherwise compromise any such Tax Matter which adversely affects the Tax liability of Buyer or the Company or their respective for a period after the Closing Date without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, and (C) the Sellers may decline to control any Tax Matters by providing Buyer with written notice of such decision.

(iii) Except as otherwise provided in Section 6.2(c)(ii), Buyer shall have the sole right to control any Tax Matters or initiate any claim for refund or amend any Tax Return relating to Taxes of the Company for taxable periods ending on or after the Closing Date and to employ counsel of its choice at its own expense; provided, however, that (A) Buyer shall keep the Sellers informed with respect to the commencement, status and nature of any Tax Matter for which the Company or the Sellers may be liable pursuant to Article VIII, and (B) neither Buyer nor any of its Affiliates shall enter into any settlement of or otherwise compromise any Tax Matter for which the Company or the Sellers is required to indemnify Buyer hereunder without the prior written consent of the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.

(iv) In the event that Buyer fails to notify the Sellers with respect to a Tax Matter in accordance with the provisions of Section 6.2(c)(i), the Sellers shall not be obligated to indemnify Buyer under Article VIII of this Agreement with respect to such Tax Matter to the extent that such failure to notify the Sellers adversely affects the Sellers’ ability to adequately defend against such Tax Matter.

(d) Assistance and Cooperation. After the Closing Date, each of the Sellers and Buyer shall (and shall cause their respective Affiliates to):

(i) assist the other Party in preparing any Tax Returns which such other Party is responsible for preparing and filing in accordance with Section 6.2(b); provided, however, that the obligation of the Company, or the Sellers or Affiliates shall only extend to the end of the relevant Closing Date and for two taxable years thereafter;

(ii) upon reasonable notice and without undue interruption to the business of such Party or the Company, or the Sellers or Affiliates, provide access during normal business hours to the books and records of such Party relating to the Taxes of the Company, or the Sellers or Affiliates prior to the Closing Date;

(iii) furnish the other Party with copies of all correspondence received from any taxing authority in connection with any Tax Matter or information request with respect to any taxable period for which the other Party may have a liability under this Section 6.2; and

(iv) each Party shall cause third parties to disclose information to the other Party in relation to any Tax Matter as would be reasonably necessary to carry out the purposes of this Section 6.2.

(e) Prior Tax Agreements. The Sellers shall terminate or cause to be terminated any and all Tax sharing agreements in effect on the Closing Date as between the Company, or the Sellers or any Affiliate thereof, on the one hand, and the Company, on the other hand, for all Taxes imposed by any government or taxing authority, regardless of the period in which such Taxes are imposed, and there shall be no continuing obligation to make any payments under any such agreements after the Closing Date.

(f) Transfer Taxes. Each Party shall be responsible for its own federal, state, local, foreign and other transfer, sales, use or similar Taxes (“Transfer Taxes”) applicable to, imposed upon or arising out of the transfer of the Shares or any other transaction contemplated by this Agreement, if any. Notwithstanding the foregoing, Sellers shall be responsible for any capital gains taxes on the sale of the Shares (Impuesto sobre la renta referido a las ganancias de capital por la venta de acciones) that may arise in Panama out of the transactions contemplated under this Agreement.

(g) Survival. The obligations of the Parties under this Section 6.2 shall survive the Closing until the expiration of the relevant statutory period of limitations applicable to the underlying claims which are indemnifiable pursuant to this Section 6.2, but any claim made during the survival period thereof shall remain in full force and effect for such period as is necessary to fully and finally resolve such claim but with respect only to such claim.

6.3 Employment of Management. Each of the Management Shareholders and the Company shall comply with the provisions of the Employment Agreements, provided, however, that any Seller that is not a Management Shareholder shall not have any liability by operation of this Section 6.3, and provided, further, that a Management Shareholder shall not have any liability by operation of this Section 6.3 for any breaches of this Section 6.3 by any other Management Shareholder.

6.4 Insurance.

(a) Information. To the extent that after the Closing either Party requires any information from the other Party regarding claims data, payroll or other information in order to make filings with insurance carriers or self insurance regulators, the other Party will cooperate with the requesting Party in order to assist the requesting Party to locate and/or generate such information.

(b) Workers Compensation and Other Claims Covered by Insurance. If the Closing occurs, Buyer shall be responsible to administer and pay (subject to applicable stop-loss amounts under the Seller Policies and the Other Policies) all workers compensation claims made by Company Employees, regardless of whether the claims are based on facts occurring prior to or after Closing. Schedule 6.4 contains a true and complete list of pending workers compensation claims as of the date of this Agreement indicating the date of incident. Additionally, Buyer shall be responsible for administering and paying (subject to applicable stop-loss amounts under the Seller Policies and Other Policies) all claims covered under Seller Policies and Other Policies regardless of whether the claims are based on facts occurring prior to or after Closing.

6.5 [Intentionally Omitted].

6.6 No Public Announcement. Neither Buyer, the Sellers nor their respective Affiliates shall, without the prior written approval of the other Party (which approval shall not be unreasonably withheld, conditioned or delayed), make any press release or other public announcement that concerns or discloses the terms of the transactions contemplated by this Agreement, except as and to the extent that, upon the advice of outside counsel, any such Person shall be so obligated by Law in any jurisdiction or by the rules or regulations of any securities exchange or automated quotation service. In the event a disclosure is required by Law, Buyer shall make reasonable efforts to provide to Sellers a draft of any such disclosure prior to making a public announcement. Without prejudice to the foregoing, Buyer and Sellers shall endeavor to limit any announcement to regional and international press networks, and also endeavor to limit press releases in the local Venezuelan press.

6.7 Expenses. Except as otherwise specifically provided in this Agreement, each Party will pay all costs and expenses incident to its negotiation and preparation of this Agreement and to its performance and compliance with all the agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel, investment bankers and independent public accountants.

6.8 Confidentiality. Sellers, on the one hand, and Buyer, on the other hand, shall and shall cause their respective affiliates, counsel, accountants and other authorized representatives to maintain the confidentiality of all information received from the other Party, and to comply with the terms and provisions of the Non-Disclosure Agreement.

6.9 Restrictive Covenants.

(a) Sellers’ Acknowledgment. Each of the Sellers agrees and acknowledges that in order to assure Buyer that the Company and the properties and assets of the Company will retain their value, it is necessary that each of the Sellers undertakes not, and each of the Sellers shall cause its respective Affiliates not to undertake, to utilize its special knowledge of the Company and its relationship with clients or customers to compete with the Company in the manner set forth in this Section 6.9.

(b) Non-Compete. In addition to the provisions relating to competition in each of the Employment Agreements with the Management Shareholders, each of the Management Shareholders hereby agrees that from and after the Closing Date and continuing for four (4) years from the Closing Date, and each of the Sellers that is not a Management Shareholder hereby agrees that from and after the Closing Date and continuing for three (3) years from the Closing Date (as applicable to each group, the “Restricted Period”), it shall not, and it shall cause its Affiliates, successors and assigns not to, directly or indirectly, as an employee, agent, consultant, director, equityholder, member, manager, partner or in any other individual or representative capacity, own, operate, manage, control, engage in, invest in, be employed by or participate in any manner in, act as a consultant or advisor to, render services for (alone or in association with any Person), or otherwise assist any Person that engages in or owns, invests in, operates, manages or controls any venture or enterprise that directly or indirectly engages or proposes to engage in activities targeting or directed towards users, clients or markets anywhere in North America, Central America, South America, the Caribbean and Spain (the “Territory”) which activities are related to the following:

(i) in the case of the Sellers other than Meck, (x) any online platform pursuant to which third parties offer goods and/or services, (y) any online platform offering a wide variety of product lines and/or services, operating in a manner similar to Amazon.com or Submarino.com as of the date hereof, or (z) any online classified advertisements platform (collectively, the “Business”), except those activities specifically set forth and as described in Schedule 6.9(b);

(ii) in the case of Meck, any online classified advertisements platform (the “CMG Business”), except those activities specifically set forth and as described in Schedule 6.9(b);

provided, however, that nothing contained herein shall be construed to prevent the Sellers from mere passive ownership of not more than three percent (3%) of the stock of any competing corporation listed on a securities exchange or traded in the over-the-counter market.

(c) Non-Solicitation. Without limiting the generality of the provisions of Section 6.9(b), the Sellers hereby agrees that during the Restricted Period it will not, and it will cause its Affiliates, successors and assigns not to, directly or indirectly, as employee, agent, consultant, director, equityholder, member, manager, partner or in any other capacity (i) without Buyer’s prior written consent, do any of the following:

(i) in the case of the Sellers other than Meck, solicit business from any Person that is or was a client or customer of Sellers or the Company during the five (5) year period preceding the Closing Date, or from any successor-in-interest to any such Person, in any case for the purpose of securing business related to the Business or contracts related to the Business, or (ii) solicit, encourage, initiate or participate in discussions or negotiations with, or provide any information to, any present or future acquisition target, client, customer or supplier of the Company with respect to the termination or other alteration of his, her or its relationship with the Company; and

(ii) in the case of Meck, solicit business from any Person that is or was a client or customer of Sellers or the Company during the five (5) year period preceding the Closing Date, or from any successor-in-interest to any such Person, in any case for the purpose of securing business related to the CMG Business or contracts related to the CMG Business, or (ii) solicit, encourage, initiate or participate in discussions or negotiations with, or provide any information to, any present or future acquisition target, client, customer or supplier of the Company with respect to the termination or other alteration of his, her or its relationship with the Company.

(d) Interference with Relationships. During the Restricted Period, the Sellers shall not, and shall cause its Affiliates, successors and assigns not, to directly or indirectly, as employee, agent, consultant, director, equityholder, member, manager, partner or in any other capacity without the prior written consent of Buyer, employ, engage, recruit or solicit for employment or engagement, any Person who is (or was within six (6) months of the Closing Date) employed or engaged by the Company, or otherwise seek to influence or alter any such Person’s relationship with the Company.

(e) Construction. For purposes of this Section 6.9, Affiliates of the Sellers shall not include those Persons who are no longer Affiliates at the time of the action that leads to any alleged noncompliance with this Section 6.9.

(f) Enforceability. Each Seller recognizes that the territorial, time and scope limitations set forth in this Section 6.9 are reasonable and are properly required for the protection of Buyer’s and the Company’ legitimate interest in customer relationships, goodwill and trade secrets of the Company. In the event that any such territorial, time or scope limitation is deemed to be unreasonable by a court of competent jurisdiction, Buyer and each Seller agree, and each Seller submits, to the reduction of any or all of said territorial, time or scope limitations to such an area, period or scope as said court shall deem reasonable under the circumstances. If such partial enforcement is not possible, the provision shall be deemed severed, and the remaining provisions of this Agreement shall remain in full force and effect.

(g) Remedies. The covenants contained in this Section 6.9 are covenants independent of any other provisions of this Agreement and the existence of any claim that any Party may allege against the other Party to this Agreement, whether based on this Agreement or otherwise, shall not prevent the enforcement of these covenants. The Sellers and Buyer agree that the remedies of the Parties at law for any breach or threat of breach of the provisions of this Section will be inadequate and that the Sellers or Buyer, as applicable, shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section and to enforce specifically the terms and provisions hereof without the necessity of posting a bond.

6.10 Further Assurances Post-Closing. Subject to the terms and conditions of this Agreement, after the Closing the Parties hereto shall use their Reasonable Best Efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, and shall use their Reasonable Best Efforts to cooperate with each other in connection with the foregoing, including, without limitation, with respect to the Management Shareholders, the reasonable cooperation with the implementation of an integration plan developed by the Buyer.

ARTICLE VII

CONDITIONS TO CLOSING; TERMINATION

7.1 Conditions Precedent to Obligation of Buyer. The obligation of Buyer to proceed with the Closing under this Agreement is subject to the fulfillment prior to or at the Closing of the following conditions, any one or more of which may be waived to the extent permitted by Law, in whole or in part, by Buyer for purposes of consummating such transactions, but without prejudice to any other right or remedy which Buyer may have hereunder as a result of any misrepresentation by, or breach of any covenant or warranty of the Sellers contained in this Agreement, the Ancillary Agreements or any other certificate or instrument furnished by the Sellers hereunder:

(a) No Material Adverse Effect. Since the Balance Sheet Date, there shall not have been a Material Adverse Effect. Solely for purposes of this Section 7.1(a), “Material Adverse Effect” shall mean a Material Adverse Effect on the Company taken as a whole.

(b) Bringdown of Representations and Warranties; Covenants. Each of the representations and warranties of the Sellers contained in this Agreement shall be true and correct in all respects on and as of the Closing Date, except to the extent that any representation and warranty relates to an earlier date, in which case such representation and warranty shall be true and complete in all respects as of such earlier date. The Sellers shall have performed all material respects all of the covenants and complied in all material respects with all of the provisions required by this Agreement to be performed or complied with by it at or before the Closing.

(c) Orders. No statute, regulation or order of any Governmental Body shall be in effect that restrains or prohibits the transactions contemplated hereby.

(d) Consents. Buyer shall have received all necessary consents and other approvals of any applicable Governmental Body, if any, to proceed with the Share Transfer, including those referred to in Schedules 5.3(a) and 5.3(b).

(e) [Intentionally Omitted].

(f) No Indebtedness; No Encumbrances. Buyer will have received a certificate signed by the Management Shareholders certifying that, immediately after giving effect to the Closing, (i) Buyer will not have any liability or obligation with respect to Indebtedness except for such Indebtedness, if any, which shall have been disclosed to Buyer under Article III above and Indebtedness permitted by the terms of this Agreement, and (ii) the Shares and assets related to the Company will not be subject to any Encumbrances other than Permitted Encumbrances.

(g) Good Standing Certificates. Buyer shall have received certificates of any jurisdiction where the Company is qualified to do business providing that the Company is in good standing, or its equivalent under any jurisdiction where the relevant Governmental Body does not issue certificates of “good standing”.

(h) No Proceedings. No suit, action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court, governmental agency or legislative body to enjoin, restrain, prohibit the consummation of this Agreement, or to obtain damages in respect of, or which is related to, or arises out of, this Agreement or the consummation of the transactions contemplated by this Agreement.

(i) Closing Documents. Buyer shall have received the documents referred to in Section 7.3. All agreements, certificates and other documents delivered by the Sellers to Buyer hereunder shall be in form and substance reasonably satisfactory to Buyer.

(j) Filing of Tax Forms. Each Subsidiary of CMG that is not organized under the laws of any State of the United States of America shall have filed Form 8832 with the Internal Revenue Service (an Entity Classification Election form) (to the extent applicable) in form and substance satisfactory to Buyer.

7.2 Conditions Precedent to Obligation of the Sellers. The obligation of the Sellers to proceed with the Closing under this Agreement is subject to the fulfillment prior to or at Closing of the following conditions, any one or more of which may be waived to the extent permitted by Law, in whole or in part, by the Sellers but without prejudice to any other right or remedy which the Sellers may have hereunder as a result of any misrepresentation by, or breach of any covenant or warranty of Buyer contained in this Agreement, or any certificate or instrument furnished by it hereunder:

(a) Bringdown of Representations and Warranties; Covenants. Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all respects on and as of the Closing Date, except to the extent that any representation and warranty relates to an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date. Buyer shall have delivered the Purchase Price and performed in all material respects all of the covenants and complied in all material respects with all of the provisions required by this Agreement to be performed or complied with by it at or before the Closing.

(b) Orders. No statute, regulation or order of any Governmental Body shall be in effect that restrains or prohibits the transactions contemplated hereby.

(c) Closing Documents. the Sellers shall have received the documents referred to in Section 7.3(b). All agreements, certificates and other documents delivered by Buyer to the Sellers hereunder shall be in form and substance reasonably satisfactory to the Sellers.

7.3 Deliveries at the Closing.

(a) By the Sellers. The Sellers shall deliver or cause to be delivered to Buyer at the Closing:

(i) stock certificates representing the Shares, duly endorsed in negotiable form or accompanied by stock transfer powers, duly executed by the record holders of such shares, in blank;

(ii) certificates of the appropriate public officials (or, in Venezuela, external counsel) to the effect that the Sellers who are not natural persons and CMG and each of its Subsidiaries are validly existing corporations or limited liability companies in good standing (or equivalent status) in their jurisdictions of organization and, with respect to CMG only, in each jurisdiction in which they are qualified to do business, as of a date not more than twenty Business Days prior to the Closing Date;

(iii) true and correct copies of (i) the Governing Documents of CMG and each of its Subsidiaries certified by the Secretary of CMG and each of its Subsidiaries, respectively, and (ii) the bylaws of the Company as of the Closing Date, certified by the Secretary of the Company;

(iv) certificate of (i) the Secretary of each of the Sellers setting forth all resolutions of the Boards of Directors or equivalent body of each of the Sellers and, if necessary, the stockholders, authorizing the execution and delivery of this Agreement and the performance by each of the Sellers of the transactions contemplated hereby and (ii) the Secretary of the Company stating that the Governing Documents of the Company delivered pursuant to Section 7.3(a)(iii) were in effect at the date of adoption of such resolutions, the date of execution of this Agreement and the Closing Date;

(v) a certificate, dated on the Closing Date, certifying to the fulfillment of the conditions set forth in paragraphs (a) and (b) of Section 7.1;

(vi) an opinion of independent counsel, as Panama counsel to the Sellers organized in Panama, addressed to Buyer, in form and substance reasonably satisfactory to Buyer;

(vii) an opinion of independent counsel, as British Virgin Islands counsel to the Sellers organized in the British Virgin Islands, addressed to Buyer, in form and substance reasonably satisfactory to Buyer;

(viii) an opinion of Holland & Knight LLP, as New York counsel to the Sellers addressed to Buyer, in form and substance reasonably satisfactory to Buyer;

(ix) the Escrow Agreement;

(x) the Employment Agreements with each of the Management Shareholders;

(xi) certificates of incumbency of the signing officers acting on behalf of each of CMG and the Sellers;

(xii) the true, complete and then current minute books, stock ledgers and corporate seal of CMG and each of its Subsidiaries, including the resolutions identified in Exhibit E;

(xiii) resignations of the directors of the CMG and its Subsidiaries effective at the Closing;

(xiv) if Editora CMG Colombia Ltda. has been dissolved, a public deed in form and substance satisfactory to Buyer, evidencing that Editora CMG Colombia Ltda. has been definitively liquidated; and

(xv) all the documents referenced in Exhibit B.

(b) By Buyer. Buyer shall deliver or cause to be delivered to the Sellers at the Closing:

(i) the Escrow Agreement;

(ii) certificates of the appropriate public officials to the effect that Buyer is a validly existing corporation in good standing in its state of incorporation, as of a date not more than ten Business Days prior to the Closing Date;

(iii) certificate of the Secretary of Buyer (i) setting forth all resolutions of the Board of Directors of Buyer and, if necessary, its stockholders, authorizing the execution and delivery of this Agreement and the performance by Buyer of the transactions contemplated hereby;

(iv) a certificate, dated on the Closing Date, certifying to the fulfillment of the conditions set forth in paragraphs (a) and (b) of Section 7.2; and

(v) the Purchase Price.

7.4 Termination.

(a) This Agreement may be terminated at any time prior to the Closing by:

(i) Mutual written consent of Buyer and the Sellers;

(ii) Either the Sellers or Buyer if a Governmental Body shall have issued a non-appealable final order, decree or ruling or taken any other non-appealable final action having the effect of permanently restraining, enjoining or otherwise prohibiting the Share Transfer;

(iii) By either the Sellers or Buyer, if the Closing shall not have occurred on or before 5:00 p.m. Eastern Time on February 12, 2008 (such date, as may be extended in accordance with this Section 7.4(a)(iii), the “End Date”) and the party seeking to terminate this Agreement pursuant to this Section 7.4(a)(iii) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Share Transfer on or before such date; provided, that, Sellers and Buyer shall not have extended the End Date by mutual written agreement and each of the Parties is proceeding in good faith to perform all obligations for Closing; further provided, however, that, that the right to terminate this Agreement under this Section 7.4(iii) shall not be available to (i) the Sellers to the extent that any Seller’s failure to fulfill any material obligation under this Agreement has been both willful or grossly negligent and the cause of, or resulted in, the failure of the Closing to be consummated on or before the End Date, or (ii) the Buyer to the extent that the Buyer’s failure to fulfill any material obligation under this Agreement has been both willful or grossly negligent and the cause of, or resulted in, the failure of the Closing to be consummated on or before the End Date;

(iv) by the Sellers:

(A) if Buyer shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (x) would result in a failure of a condition set forth in Section 7.2 and (y) cannot be cured by the End Date, provided that the Sellers shall have given Buyer written notice, delivered at least ten (10) days prior to such termination, stating the Sellers’ intention to terminate this Agreement pursuant to this Section 7.4(a)(iv) and the basis for such termination, provided, further that, the Sellers shall not have the right to terminate this Agreement pursuant to this Section 7.4(a)(iv) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder; or

(B) if Buyer has failed to consummate the Share Transfer on or prior to the End Date and all of the conditions in Section 7.1 have been satisfied as of the time of termination (other than those that are satisfied by action taken at the Closing).

(v) by Buyer, if:

(A) the Sellers shall have breached or failed to perform any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (x) would result in a failure of a condition set forth in Section 7.1 to be satisfied and (ii) cannot be cured by the End Date, provided that Buyer shall have given the Sellers written notice, delivered at least ten (10) days prior to such termination, stating Buyer’s intention to terminate this Agreement pursuant to this Section 7.4(a)(v) and the basis for such termination, provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 7.4(a)(v) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder; or

(B) if the Sellers have failed to consummate the Share Transfer on or prior to the End Date and all of the conditions in Section 7.2 have been satisfied as of the time of the termination (other than those that are satisfied by action taken on the Closing).

(b) In the event of termination of this Agreement pursuant to clause (i), clause (ii) or clause (iii) of the preceding Section 7.4(a), neither Buyer nor the Sellers shall be liable to the other for any breach hereof. The failure of any condition under this Agreement that does not constitute a breach of a representation or warranty or a covenant of a Party shall not be deemed a breach of this Agreement giving rise to a claim for damages against that Party.

(c) If this Agreement is validly terminated pursuant to this Section 7.4, this Agreement will thereafter be null and void, and there will be no liability or obligation on the part of the Sellers or Buyer (or any Related Parties of either of them) except as provided in Section 7.4(b) and except that Section 6.6 and Section 6.7 shall survive any such termination.

ARTICLE VIII

INDEMNIFICATION

8.1 Survival of Representations, Warranties, Covenants and Agreements. Subject to the provisions of this Article VIII, the representations and warranties of the Sellers contained in Article III and those of the Buyer contained in Article IV shall survive the Closing (and any investigation by the Parties with respect to such representations and warranties) but shall terminate and be of no further force or effect on the second (2nd) anniversary of the Closing Date and no claims shall be made by any Indemnified Party (as hereinafter defined) under this Article VIII thereafter. Notwithstanding the foregoing, (a) any such representation or warranty as to which a claim relating thereto is asserted in writing (which states with specificity the basis therefor) in accordance with Section 8.3 during such survival period shall, with respect only to such claim, continue in force and effect beyond such survival period pending full and final resolution of such claim, (b) the representations and warranties of the Sellers set forth in Section 3.3(b) and Section 3.18 and the representations and warranties of Buyer set forth in Section 4.5 and Section 4.6 shall survive forever, (c) the representations and warranties of the Sellers set forth in Sections 3.8, 3.14 and 3.15 and the covenants of the Sellers and Buyer set forth in Section 6.2 shall survive until the expiration of the relevant statutory period of limitations applicable to the underlying claims (provided, however, that neither the Buyer nor the Company may extend such period by giving any waiver or agreeing to any extension thereof without the express prior written consent of the Sellers), (d) each covenant and agreement in this Article VIII shall survive the Closing and shall remain in full force and effect with respect to any claim made with respect to any representation, warranty, covenant or agreement contained in this Agreement during the survival period thereof for such period as is necessary to fully and finally resolve any such claim but with respect only to such claim, and (e) the remaining covenants and agreements of the Parties contained in this Agreement shall survive the Closing to the extent provided in such covenant or agreement.

8.2 General Indemnification. If the Closing occurs, and subject to the provisions of Section 8.1:

(a) Indemnification by the Sellers. Each of the Sellers hereby agrees, jointly and severally, to indemnify and hold harmless the Buyer Indemnified Parties against any Losses described below that such Buyer Indemnified Parties shall actually incur, to the extent that such Losses (or claims, actions, suits or proceedings in respect thereof and any appeals therefrom (“Proceedings”)) are:

(i) Recoverable Losses which arise out of any breach of any representation or warranty made by the Sellers in this Agreement (other than Section 3.8, for which the remedies are specified in Section 6.2);

(ii) Recoverable Losses which arise out of any failure to perform any covenant made herein by the Sellers (other than Section 6.2);

(iii) following the Closing, any claim by a third party asserted against any Buyer Indemnified Party arising out of or relating to the ownership or operation of the Company prior to the Closing Date; or

(iv) Losses which arise out of the Sellers’ liability to Buyer for Taxes that are the obligation of the Sellers as provided in Section 6.2.

(b) Indemnification by Buyer. Buyer hereby agrees to indemnify and hold harmless the Seller Indemnified Parties against any Losses described below that such Seller Indemnified Parties shall actually incur, to the extent that such Losses (or Proceedings in respect thereof) are:

(i) Recoverable Losses which arise out of any breach or any representation or warranty made in this Agreement;

(ii) Recoverable Losses which arise out of any failure to perform any covenant made herein by Buyer (other than Section 6.2);

(iii) any claim by a third party asserted against any Seller Indemnified Party following the Closing based upon, arising out of or relating to the ownership or operation of the Company on or accruing after the Closing Date, but only to the extent that the related Recoverable Losses do not arise out of, are not based upon or do not result from any acts, failures to act, circumstances, conditions or events (A) which derive from a breach of a representation or warranty of the Sellers hereunder or (B) for which a Buyer Indemnified Party is otherwise entitled to indemnification from the Sellers hereunder; or

(iv) Losses which arise out of Buyer’s liability to the Sellers for Taxes that are the obligation of Buyer or the Company as provided in Section 6.2.

(c) Limitations on Indemnification. No reimbursement for Losses asserted under Section 8.2(a) or 8.2(b) shall be required of Buyer or Seller, as applicable (A) unless the aggregate amount of Losses to be indemnified by the Buyer or the Seller, as applicable, in respect of Section 8.2(a) or 8.2(b), as applicable, exceeds US$175,000, at which point the Buyer or Sellers, as applicable, shall be liable for all of such Losses (and not just such in excess) of US$175,000, and (B) for any aggregate liability of the Buyers as a group or the Sellers as a group, as applicable, in respect of Section 8.2(a) or Section 8.2(b), as applicable, in excess of (i) US$19,000,000 as to claims brought pursuant to and in accordance with Section 8.2(a) or Section 8.2(b), as applicable, during the period commencing on the Closing Date and ending on the first anniversary of the Closing Date, and (ii) US$9,500,000 as to claims brought pursuant to and in accordance with Section 8.2(a) or Section 8.2(b), as applicable, during the period commencing on the day after the first anniversary of the Closing Date and ending on the second anniversary of the Closing Date (the “Indemnity Cap Amount”), it being understood that the Indemnity Cap Amount shall be the maximum amount recoverable by the Indemnified Party and any of their respective Affiliates pursuant to this Article VIII. Notwithstanding the foregoing, the limitations on indemnification contained in clause (A) of this Section 8.2(c) shall not apply to claims asserted or Losses arising under Sections 2.4(b), 2.6 or 2.7 of this Agreement.

(d) Sole Remedy. Except as otherwise specifically provided in this Agreement, the Company, the Sellers and the Buyer acknowledge that, following the Closing, its sole and exclusive monetary remedy with respect to any and all claims relating to this Agreement and the other Ancillary Agreements contemplated hereby and thereby (other than claims of, or causes of action arising from, fraud or willful misrepresentation) shall be pursuant to the indemnification provisions set forth in this Article VIII. Notwithstanding the foregoing, the limitations on available remedies contained in this Section 8.2(d) shall not apply to claims asserted or Losses arising under Sections 2.4(b), 2.6 or 2.7 of this Agreement, as to which claims the provisions of Sections 2.4(b), 2.5, 2.6 and 2.7 shall apply.

(e) Calculation of Losses. The amount of any Loss for which indemnification is provided under this Article VIII shall be net of any amounts recovered or recoverable by the Indemnified Party under insurance policies with respect to such Loss and shall be (a) increased to take account of any net Tax cost incurred by the Indemnified Party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (b) reduced to take account of any net Tax benefit realized by the Indemnified Party arising from the incurrence or payment of any such Loss.

(f) Joint and Several Liability of Sellers. Notwithstanding anything else contained in this Agreement to the contrary, each of the Sellers shall be jointly and severally liable for the obligations set forth in this Article VIII, but the liability of each Seller on account of claims brought under this Article VIII shall in no event exceed the amount of the Purchase Price received by such Seller. Notwithstanding the foregoing, the limitations on indemnification contained in this Section 8.2(f) shall not apply to claims asserted or Losses arising under Sections 2.4(b), 2.6 and 2.7 of this Agreement.

(g) Survival of Certain Indemnity Covenants. The indemnification obligations of the Parties set forth in this Article VIII which are based on Section 8.2(a)(ii), Section 8.2(a)(iii), Section 8.2(b)(ii) or Section 8.2(b)(iii), as applicable, shall survive until the second anniversary of the Closing Date but shall remain in full force and effect with respect to any claim(s) made pursuant to and in accordance with such Section or Sections, as applicable, within the aforesaid two-year period for such period as is necessary to fully and finally resolve such claim(s) but respect only to such claim(s), provided, however, that if any covenant in this Agreement provides for a longer survival period, then such longer survival period shall apply.

8.3 Procedures.

(a) Notice of Claim. Promptly after receipt by a Buyer Indemnified Party or a Seller Indemnified Party, as the case may be (an “Indemnified Party”), of notice of a Recoverable Loss or the commencement of any Proceeding with respect to which it believes it is entitled to be indemnified under Section 8.2, the Indemnified Party shall, if a claim (the “Indemnified Party Claim”) in respect thereto is to be made against the Sellers, on the one hand, or Buyer, on the other hand (in either case, the “Indemnifying Party”) under this Article, notify the Indemnifying Party in writing of the commencement thereof (the “Indemnified Party Claim Notice”) with reasonable promptness after such Indemnified Party has actual knowledge of any claim as to which an Indemnified Party Claim may be sought; provided, however, that the omission to notify the Indemnifying Party shall not relieve it from any liability that it may have to the Indemnified Party to the extent that the Indemnifying Party is not prejudiced by such omission.

(b) Settlement; Compromise. An Indemnifying Party will not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), settle or compromise or consent to the entry of any judgment with respect to any pending or threatened Proceeding unless such settlement, compromise or consent includes an unconditional release of the Indemnified Party from all liability arising out of such Proceeding. An Indemnified Party will not, without the prior written consent of the Indemnifying Party, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened Proceeding.

(c) Retention of Counsel. If a Proceeding shall be brought against an Indemnified Party and it shall notify the Indemnifying Party thereof in accordance with subsection (a) of this Section 8.3, the Indemnifying Party shall be entitled to assume the legal defense thereof and shall notify the Indemnified Party in writing, within ten (10) Business Days of receipt of the Indemnified Party Claim Notice, of its intent to assume the control of the defense of any such third party claims, including, at its own expense, employment of counsel reasonably satisfactory to the Indemnified Party (the “Indemnifying Party Defense Notice”); The Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the payment of such counsel’s fees and expenses shall have been specifically agreed upon in writing by the Indemnifying Party, (ii) the Indemnifying Party shall have failed to assume the defense of such action or (iii) the named parties to any such Proceeding (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party shall have been advised by such counsel that there is a conflict for counsel in representing both the Indemnifying Party and the Indemnified Party which cannot appropriately be waived. In any such case, the Indemnifying Party shall not, in connection with any one action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for the Indemnified Party. Except as aforesaid, after notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or such action, the Indemnifying Party shall not be liable to the Indemnified Party under this Section for any attorneys’ fees or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof.

(i) In the event that the Indemnifying Party shall fail to give the Indemnifying Party Defense Notice within a reasonable time, the Indemnifying Party shall be deemed to have elected not to conduct the defense of the subject third party claim, and in such event the Indemnified Party shall have the right to conduct such defense and to compromise and settle such claim without the consent of the indemnitor.

(d) Conducting the Defense. In the event that the Indemnifying Party does deliver an Indemnifying Party Defense Notice and thereby elects to conduct the defense of the third party claim, the Indemnifying Party shall have the right to conduct such defense and, except as provided below, to settle the claim without the prior consent of the Indemnified Party. The Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance and materials as the Indemnifying Party may reasonably request, all at the expense of the Indemnifying Party, and the Indemnified Party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing; provided that in such cases the Indemnified Party shall have the right to compromise and settle the third party claim only with the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed; further provided that the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement without the prior written consent of the Indemnified Party, if (i) such judgment or settlement is not entirely indemnifiable by the Indemnifying Party pursuant to this Article VIII, (ii) such judgment or settlement does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnified Party of a release from all liability in respect to such claim, (iii) such judgment or settlement would result in the finding or admission of any violation of Law, or (iv) as a result of such consent or settlement, injunctive or other equitable relief would be imposed against the Indemnified Party or such judgment or settlement would interfere with or materially and adversely affect the business, operations or assets of the Indemnified Party.

(e) Restrictions on Assumption of Control. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume control of the defense or settlement of any third party claim and shall, subject to the Indemnifying Party being obligated to indemnify the Indemnified Party under this Article VIII, pay the fees and expenses of counsel retained by the Indemnified Party if (A) the claim for indemnification is with respect to a criminal proceeding, action, indictment, allegation or investigation, (B) the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party, (C) the Indemnifying Party has failed or is failing to vigorously prosecute or defend such claim or (D) the claim seeks an injunction or other equitable relief against any Indemnified Party but not the Indemnifying Party.

(f) Defending Party. Notwithstanding who is controlling the defense or settlement of any third party claim (the “Defending Party”), and without regard to who might be ultimately responsible for the liability related thereto, the Defending Party shall diligently and vigorously defend such claim (subject to the Defending Party’s right to settle such Indemnified Party Claim in accordance with the terms of this Section 8.3).

(g) Resolution of Disputes. In the case of an alleged Loss between the Parties hereto which is disputed by the Indemnifying Party, the Parties shall attempt in good faith to resolve their differences for a period of sixty (60) days and, if the Parties are unable to resolve their differences within such period, the Indemnified Party or Indemnifying Parties may submit the matter to judicial proceedings (unless an alternate dispute resolution procedure is specified in this Agreement with respect to such dispute).

8.4 Environmental Remediation. If Recoverable Losses, or Proceedings related thereto, involve investigation, cleanup, remediation, or other response pursuant to Environmental Laws, or in connection with Hazardous Materials, the Indemnifying Party shall have the right but not the obligation to control the performance of such investigation, cleanup, remediation or other response. The Parties also agree that the Indemnifying Party shall be responsible only for such investigation, cleanup, remediation or other response, and the costs thereof, based upon application of all available risk-based approaches and methods designed to minimize costs and to achieve the least stringent applicable cleanup criteria permitted by applicable Environmental Law that still allows for continued industrial/commercial use of affected property, and that is approved by the appropriate Governmental Body. The

Indemnified Party shall grant or arrange reasonable access by the authorized representatives and agents of the Indemnifying Party to affected property as necessary to conduct any environmental investigation, cleanup, remediation or other response, and shall reasonably cooperate in the execution, completion, filing, and recording of all documents, use restrictions, institutional controls, notices, and other documents as will facilitate the conduct and completion of such investigation, cleanup, remediation or other response.

ARTICLE IX

MISCELLANEOUS

9.1 Further Assurances. The Sellers shall, at any time and from time to time on and after the Closing Date, upon request by Buyer, take or cause to be taken such actions and execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such instruments, documents, transfers and conveyances as may be required for the conveying, transferring, assigning and delivering of the Shares to Buyer.

9.2 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given or made (i) the second Business Day after the date of mailing, if delivered by registered or certified mail, postage prepaid; (ii) upon delivery, if sent by hand delivery; (iii) upon delivery, if sent by prepaid courier, with a record of receipt; or (iv) the next day after the date of dispatch, if sent by facsimile, telecopy or e-mail (with a copy simultaneously sent by registered or certified mail, postage prepaid, return receipt requested or by prepaid courier), to the Parties at the following addresses:

(i)	if to Buyer, to:

MercadoLibre, Inc.

Tronador 4890, 8th Floor

C1430DNN Buenos Aires, Argentina

Attention: Jacobo Cohen Imach

Fax: +1 305 393 8250

E-Mail: jcimach@mercadolibre.com

with a required copy to:

Hunton & Williams LLP

1111 Brickell Avenue, Suite 2500

Miami, Florida 33131

Attention: John F. Haley, Esq.

Fax: (305) 810-1604

E-Mail: jhaley@hunton.com

(ii)	if to the Sellers, to:

[            ]

Av. Paseo Colon, Edificio Caracas Teleport, Piso 3

Plaza Venezuela, Caracas 1050, Venezuela

Attention: Luis Carlos Uzcátegui

Fax: 58 212 576 6692

E-Mail: uzcategui@tucarro.com

with a required copy to:

Meck, Ltd.

Cruz del Sur 133, Suite 703, Las Condes

Santiago 7580151, Chile

Attention: Diego Valenzuela

Fax: 011-56-2- 242-0064

E-Mail: diego@meckltd.com

with a required copy to:

Holland & Knight LLP

701 Brickell Avenue, Suite 3000

Miami, Florida 33131

Attention: Roberto Pupo, Esq.

Fax: (305) 789-7799

E-Mail: roberto.pupo@hklaw.com

Either Party may change the address to which notice to it, or copies thereof, shall be addressed by giving notice thereof to the other Party in conformity with the foregoing.

9.3 Assignment; Governing Law.

(a) Assignment. This Agreement and all the rights and powers granted hereby shall bind and inure to the benefit of the Parties and their respective permitted successors and assigns. This Agreement and the rights, interests and obligations hereunder may not be assigned by either Party without the written consent of the other Party; provided that Buyer may, at Closing, assign its rights under this Agreement to any Affiliate of Buyer or any purchaser of all or substantially all of the assets or capital stock of the Company. Any attempted assignment in violation of this Section 9.3(a) shall be null and void.

(b) Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York without regard to its conflict of laws doctrines (other than Section 5-1401 of the General Obligations Law of the State of New York).

(c) Consent to Jurisdiction; Service of Process. Each of the Parties hereby irrevocably acknowledges and consents that any legal action or proceeding brought with respect to any of the obligations arising under or relating to this Agreement shall be brought in the courts of the State of New York, or if it has or can acquire jurisdiction, in the United States District Court for the

Southern District of New York, as the Party bringing such action or proceeding may elect, and each of the Parties hereby irrevocably submits to and accepts with regard to any such action or proceeding, for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. Each Party hereby further irrevocably waives any claim that any such courts lack jurisdiction over such Party and agrees not to plead or claim, in any legal action or proceeding with respect to this Agreement or the transactions contemplated hereby brought in any of the aforesaid courts, that any such court lacks jurisdiction over such Party. Each Party irrevocably consents to the service of process in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such Party, at its address for notices set forth in Section 9.2 of this Agreement, such service to become effective ten days after such mailing. Each Party hereby irrevocably waives any objection to such service of process and further irrevocably waives and agrees not to plead or claim in any action or proceeding commenced hereunder or under any other documents contemplated hereby that service of process was in any way invalid or ineffective. Subject to Section 9.3(d) of this Agreement, the foregoing shall not limit the rights of either Party to serve process in any other manner permitted by law. The foregoing consents to jurisdiction shall not constitute general consents to service of process for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the Parties to this Agreement.

(d) Waivers. Each of the Parties hereby waives any right it may have under the laws of any jurisdiction to commence by publication any legal action or proceeding with respect to this Agreement. To the fullest extent permitted by applicable Law, each of the Parties hereby irrevocably waives the objection it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement in any of the courts referred to in Section 9.3(c) of this Agreement and hereby further irrevocably waives and agrees not to plead or claim that any such court is not a convenient forum for any such suit, action or proceeding.

(e) Enforcement. The Parties agree that any judgment obtained by either Party or its permitted successors or assigns in any action, suit or proceeding referred to above may, in the discretion of such Party (or its permitted successors or assigns), be enforced in any jurisdiction, to the extent permitted by applicable Law.

(f) Deemed Acceptance. Each Related Party of Buyer or the Sellers, as the case may be, seeking the benefit of Article VIII of this Agreement shall be deemed to have accepted and agreed to the provisions of this Section 9.3 as a condition to obtaining any benefits under Article VIII as if such Person was one of the Parties named herein.

9.4 Amendment and Waiver. To be effective, any amendment or waiver under this Agreement must be in writing and signed by the Party against whom enforcement of the same is sought. Neither the failure of either Party to exercise any right, power or remedy provided under this Agreement or to insist upon compliance by the other Party with its obligations hereunder, nor any custom or practice of the Parties at variance with the terms hereof shall constitute a waiver by such Party of its right to exercise any such right, power or remedy or to demand such compliance.

9.5 Entire Agreement; No Third Party Beneficiaries. This Agreement, and the Schedules and Exhibits set forth all of the promises, covenants, agreements, conditions and undertakings between the Parties with respect to the subject matter hereof, and supersede all prior or contemporaneous agreements and understandings, negotiations, inducements or conditions, express or implied, oral or written. This Agreement is not intended to confer upon any Person other than the Parties any rights or remedies hereunder, except the provisions of Article VIII to the extent they relate to Related Parties of the Sellers or Buyer.

9.6 Disclosure Schedules. Nothing in the Schedules hereto (the “Disclosure Schedules”) shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. No exceptions to any representations or warranties disclosed on one Schedule shall constitute an exception to any other representations or warranties made in this Agreement unless the exception is disclosed as provided herein on each such other applicable Schedule or cross-referenced in such other applicable section or unless the applicability of such exception to another Schedule is reasonably apparent on its face.

9.7 Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under any rule of Law in any particular respect or under any particular circumstances, such term or provision shall nevertheless remain in full force and effect in all other respects and under all other circumstances, and all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be deemed one and the same instrument.

9.9 Interest. Any amount required to be paid hereunder which is not paid by the due date for payment of such amount as provided herein shall bear interest at the Reference Rate, inclusive of the due date and the actual date of payment.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

MERCADOLIBRE, INC.

By:	/s/ Marcos Galperín
Name:	Marcos Galperín
Title:	President and Chief Executive Officer

By:	/s/ Nicolas Szekasg
Name:	Nicolas Szekasg
Title:	Executive Vice President and Chief Financial Officer

SELLERS:

2050 CAPITAL GROUP INC.

By:	/s/ Luis Uzcategui
Name:	Luis Uzcategui
Title:	President

ABAX GROUP INC.

By:	/s/ Luis Molina
Name:	Luis Molina
Title:	President

GABINETE DE DISEÑO INDUSTRIAL INC.

By:	/s/ Roberto Rivas
Name:	Roberto Rivas
Title:	President

STAMFORD ONE GROUP LTD.

By:	/s/ Roberto Vainrub
Name:	Roberto Vainrub
Title:	Director

EO FINANCIAL GROUP INC.

By:	/s/ Luis Uzcategui
Name:	Luis Uzcategui
Title:	President

MECK INVESTMENTS LTD.

By:	/s/ Meger Malka
Name:	Meger Malka
Title:	Attorney-in-Fact

CG INTERVENTURES INC.

By:	/s/ Jorge Caldas Gallo
Name:	Jorge Caldas Gallo
Title:	Director Principal

LUIS CARLOS UZCATEGUI, in his individual capacity

By:	/s/ Luis Carlos Uzcategui

LUIS MIGUEL MOLINA, in his individual capacity

By:	/s/ Luis Miguel Molina

ROBERTO RIVAS, in his individual capacity

By:	/s/ Roberto Rivas

JORGE CALDAS, in his individual capacity

By:	/s/ Jorge Caldas

ii